FORM 6 - K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of the

Securities Exchange Act of 1934

For the month of March 2008

NATIONAL TELEPHONE COMPANY OF VENEZUELA (CANTV)

(Translation of Registrant’s Name into English)

EDIFICIO CANTV

AVENIDA LIBERTADOR

CARACAS, VENEZUELA

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934

Yes                    No      X

If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report consists of an English translation of the original Spanish language version of a Venezuelan filing of the audited financial statements of Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) as of and for the period ended on December 31, 2007, prepared in accordance with International Financial Reporting Standards, which differ in certain important respects from US GAAP, as filed with the Venezuela National Commission on Securities on March 14, 2008.

This report contains statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. Actual results could differ materially from those predicted in such forward-looking statements. Factors which may cause actual results to differ materially from those discussed herein include economic considerations that could affect demand for telecommunications services and the ability of the Company to make collections, inflation, regulatory factors, exchange controls and occurrences in currency markets, competition, labor relations, and the risk factors set forth in the Company’s various filings with the Securities and Exchange Commission, including its most recently filed Annual Report on Form 20-F. The Company undertakes no obligation to revise these forward-looking statements to reflect events or circumstances after the date hereof, and claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

ENGLISH TRANSLATION

Caracas, March 14, 2008

Comisión Nacional de Valores

Attention: Dr. Fernando J. De Candia Ochoa

President

Dear Dr. De Candia Ochoa,

In accordance with the requirements of the “Periodic or Occasional Information Reporting Norms to Be Submitted by Individuals Regulated by the Venezuelan National Commission on Securities” (“Normas Relativas a la Información Periódica u Ocasional que Deben Suministrar las Personas Sometidas al Control de la Comisión Nacional de Valores”), attached please find the Financial Statements as of and for the period ended December 31, 2007, which includes its respective notes, that are presented comparative to the previous year ago period (2006) and 2005.

I will make myself available should you need any clarification or additional information.

Sincerely yours,

/s/ Alexander Sarmiento
Alexander Sarmiento
Interim Chief Financial Officer
Cantv

Compañía Anónima Nacional

Teléfonos de Venezuela

(CANTV) and Subsidiaries

Report of Independent Public Accountants and

Consolidated Financial Statements as of

December 31, 2007 and 2006 and for the years

ended December 31, 2007, 2006 and 2005

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV)

and Subsidiaries

Consolidated Balance Sheet

December 31, 2007 and 2006

(In millions of bolivars)	Note	2007	2006
Assets
Non-current assets
Property, plant and equipment, net	5	4,094,344	3,714,737
Cellular concessions, net	3	384,656	144,407
Long-term accounts receivable from Venezuelan Government entities	10	93,025	55,856
Deferred income tax	17	1,720,153	1,167,692
Information systems (software), net	6	532,345	461,940
Other assets	7	32,931	159,502

Total non-current assets		6,857,454	5,704,134

Current assets
Other current assets	8	176,702	266,030
Inventories, spare parts and supplies, net	9	465,596	681,139
Accounts receivable from Venezuelan Government entities	10	304,281	203,908
Accounts receivable, net	11	1,219,789	915,009
Cash and temporary investments	12	776,311	1,151,987

Total current assets		2,942,679	3,218,073

Total assets		9,800,133	8,922,207

Stockholders’ equity and liabilities
Stockholders’ equity
Capital stock	13	2,151,299	2,151,299
Additional paid-in capital	13	—	31,905
Legal reserve	13	215,130	215,130
Workers’ benefit shares	13	(18,726)	(83,044)
Retained earnings	13	1,501,554	969,493

Attributable to equity holders of the Company		3,849,257	3,284,783
Minority interest in subsidiary		4,548	4,871

Total stockholders’ equity		3,853,805	3,289,654

Liabilities
Non-current liabilities
Long-term debt	14	10,278	29,303
Cellular concession long-term payable	3	55,298	—
Provision for litigation	19 (c)	311,785	170,254
Pension and other post-retirement benefit obligations, net	15	1,979,048	1,351,563

Total non-current liabilities		2,356,409	1,551,120

Current liabilities
Current portion of the long-term debt	14	20,556	28,942
Accounts payable	4	1,854,208	2,061,758
Accrued employee benefits		112,042	118,170
Current portion of pension and other post-retirement benefit obligations, net	15	324,141	242,275
Income tax payable	17	166,330	153,982
Dividends payable, including minimum dividend required by law	13 (b)	486,593	923,583
Deferred revenue	2 (n)	370,746	271,435
Other current liabilities	16	255,303	281,288

Total current liabilities		3,589,919	4,081,433

Total liabilities		5,946,328	5,632,553

Total stockholders’ equity and liabilities		9,800,133	8,922,207

The notes on pages 5 to 71 are an integral part of the consolidated financial statements

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) and Subsidiaries

Consolidated Statement of Operations

Years ended December 31, 2007, 2006 and 2005

(In millions of bolivars, except information per share and per ADS)	Note	2007	2006	2005
Operating revenues
Local services		966,129	920,574	912,042
Domestic long distance		303,873	284,253	296,380
International long distance		146,051	121,894	115,435
Fixed-to-mobile outgoing calls		992,480	922,810	751,561
Interconnection incoming		88,193	91,307	97,963
Data transmission		908,073	687,191	542,112
Other wireline-related services		376,249	213,735	200,662

Total wireline services		3,781,048	3,241,764	2,916,155
Access		228,273	172,850	119,758
Airtime		1,782,798	1,366,645	769,304
Interconnection		373,796	339,050	215,244
Activation		66,066	56,452	42,925
Special services		1,004,469	677,030	376,487
Wireless equipment sales		586,228	571,654	431,169
Other wireless-related services		103,362	58,957	26,771

Total wireless services		4,144,992	3,242,638	1,981,658
Other telecommunications-related services		393,576	313,265	190,579

Total operating revenues	2 (n)	8,319,616	6,797,667	5,088,392

Operating expenses
Labor and benefits	2 (q) and 15	1,492,430	1,147,256	898,016
Operations, maintenance, repairs and other		2,157,179	1,536,891	1,217,369
Cost of sales of wireless equipment		1,397,550	1,172,817	743,556
Additional pension obligation due to Venezuelan Supreme Court ruling,
“Acuerdo Marco” (Master Agreement) and “Bono Solidario” (monthly incentive)	15	362,162	23,043	694,916
Provision for uncollectibles	11	117,521	65,438	35,068
Interconnection costs		718,132	656,431	534,494
Depreciation and amortization	3, 5 and 6	965,782	858,476	827,692
Concession and other taxes	3 and 17	490,774	429,192	295,161
Other (income) expense, net	4 and 7	(116,633)	8,738	(71,721)

Total operating expenses		7,584,897	5,898,282	5,174,551

Operating income (loss)		734,719	899,385	(86,159)

Interest and exchange (loss) gain, net
Interest income		50,014	92,987	85,572
Interest expense		(9,212)	(12,351)	(27,393)
Exchange (loss) gain, net		(2,037)	(530)	32,843

Total interest and exchange (loss) gain, net		38,765	80,106	91,022

Income before income tax		773,484	979,491	4,863

Income tax (provision) benefit
Current	17	(302,018)	(186,576)	(147,881)
Deferred	17	552,461	337,460	357,426

Total income tax benefit		250,443	150,884	209,545

Net income		1,023,927	1,130,375	214,408

Net income attributable to:
Equity holders of the Company		1,021,295	1,127,420	213,929
Minority interest in subsidiary		2,632	2,955	479

Net income		1,023,927	1,130,375	214,408

Basic and diluted earnings per share		1,316	1,457	276

Basic and diluted earnings per ADS (based on 7 shares per ADS)		9,213	10,197	1,934

Weighted average shares outstanding (in millions)		778	776	776

The notes on pages 5 to 71 are an integral part of the consolidated financial statements

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) and Subsidiaries

Consolidated Statement of Changes in Stockholders’ Equity

Years ended December 31, 2007, 2006 and 2005

(In millions of bolivars)	Note	Attributable to equity holders of the Company
		Capital stock	Additional paid-in capital	Legal reserve	Translation and other adjustments	Workers' benefit shares	Retained earnings	Minority interest in subsidiary	Total stockholders' equity
Balance as of December 31, 2004		2,151,299	33,724	215,130	111,767	(80,403)	1,524,116	4,837	3,960,470

Net income		—	—	—	—	—	213,929	479	214,408
Dividends declared and approved	13 (b)	—	—	—	—	—	(390,407)	(1,637)	(392,044)
Workers’ benefit shares		—	(675)	—	—	(1,580)	—	—	(2,255)
Valuation of available for sale investments, net of realization	2 (y)	—	—	—	(111,510)	—	—	—	(111,510)

Balance as of December 31, 2005		2,151,299	33,049	215,130	257	(81,983)	1,347,638	3,679	3,669,069

Net income		—	—	—	—	—	1,127,420	2,955	1,130,375
Dividends declared and approved	13 (b)	—	—	—	—	—	(779,786)	(1,763)	(781,549)
Minimum dividends required to be declared	13 (b)	—	—	—	—	—	(725,779)	—	(725,779)
Workers’ benefit shares		—	(1,144)	—	—	(1,061)	—	—	(2,205)
Valuation of available for sale investments, net of realization	2 (y)	—	—	—	(257)	—	—	—	(257)

Balance as of December 31, 2006		2,151,299	31,905	215,130	—	(83,044)	969,493	4,871	3,289,654
Net income		—	—	—	—	—	1,021,295	2,632	1,023,927
Dividends declared and approved	13 (b)	—	—	—	—	—	(715,327)	(2,955)	(718,282)
Reversal of minimum dividends required to be declared for 2006	13 (b)	—	—	—	—	—	725,779	—	725,779
Minimum dividends required to be declared	13 (b)	—	—	—	—	—	(486,593)	—	(486,593)
Workers’ benefit shares	13 (c)	—	(31,905)	—	—	64,318	(13,093)	—	19,320

Balance as of December 31, 2007		2,151,299	—	215,130	—	(18,726)	1,501,554	4,548	3,853,805

The notes on pages 5 to 71 are an integral part of the consolidated financial statements

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) and Subsidiaries

Consolidated Statement of Cash Flows

Years ended December 31, 2007, 2006 and 2005

(In millions of bolivars)	Note	2007	2006	2005
Cash flows provided by operating activities
Net income		1,023,927	1,130,375	214,408
Adjustments to reconcile net income to net cash provided by operating activities
Exchange (gain) loss, net		2,037	530	(32,843)
Minority interest in subsidiary		(2,632)	(2,955)	(479)
Depreciation and amortization	3, 5 and 6	965,782	858,476	827,692
Current income tax provision	17	302,018	186,576	147,881
Deferred income tax (benefit)	17	(552,461)	(337,460)	(357,426)
Provision for pension and other post-retirement benefits	15	585,240	348,998	279,839
Additional pension obligation due to Venezuelan Supreme Court ruling,“Acuerdo Marco” (Master Agreement) and “Bono Solidario” (monthly incentive)	15	362,162	23,043	694,916
(Release of) provision for inventories obsolescence	9	(9,045)	110,073	912
Provision for litigation	19 (c)	172,420	43,584	68,878
Provision for uncollectibles	11	117,521	65,438	35,068
Gain on sale of investments in equity	7	—	—	(71,260)
Special plan of distribution of Class “C” shares	13 (c)	26,100	—	—

Changes in current assets and liabilities
Accounts receivable		(405,336)	(310,717)	(250,266)
Accounts receivable from Venezuelan Government entities		(117,416)	1,230	(6,088)
Inventories, spare parts and supplies		224,588	(478,957)	(59,111)
Other current assets		89,328	(203,478)	769
Accounts payable		(272,514)	896,035	394,857
Accrued employee benefits		(6,128)	25,562	14,195
Pension and other post-retirement benefits payments		(238,051)	(356,901)	(147,993)
Income tax payable		(289,670)	(109,946)	(126,832)
Deferred revenues		99,311	86,917	40,716
Other current liabilities		(23,353)	(3,201)	(12,356)

Changes in non current assets and liabilities
Long-term accounts receivable from Venezuelan Government entities		(37,169)	8,521	(46,111)
Other assets		126,572	(88,326)	52,867
Provision for litigation		(30,889)	(7,843)	(12,082)

Net cash provided by operating activities		2,112,342	1,885,574	1,650,151

Cash flows used in investing activities
Acquisition of 1900 MHz band cellular concession	3	(129,000)	—	—
Acquisition of information systems (software)	6	(194,938)	(195,681)	(177,573)
Acquisition of property, plant and equipment	5	(1,250,683)	(1,042,573)	(867,339)
Disposal of information systems (software) and other	6	3,277	5,074	35,840
Disposal of property, plant and equipment and other	5	35,098	32,827	50,682

Net cash used in investing activities		(1,536,246)	(1,200,353)	(958,390)

Cash flows used in financing activities
Proceeds from borrowings		—	6,237	69,095
Payments of debt		(28,906)	(52,150)	(243,007)
Dividends paid	13 (b)	(916,086)	(583,745)	(415,133)
Purchase of shares for workers’ benefit fund, net		(6,780)	(2,205)	(2,255)

Net cash used in financing activities		(951,772)	(631,863)	(591,300)

(Decrease) increase in cash and temporary investments before effect of exchange rate changes on cash and temporary investments		(375,676)	53,358	100,461
Effect of exchange rate changes on cash and temporary investments		—	—	30,625

(Decrease) increase in cash and temporary investments		(375,676)	53,358	131,086

Cash and temporary investments
Beginning of the period		1,151,987	1,098,629	967,543

End of the period	12	776,311	1,151,987	1,098,629

Supplementary information
Unpaid dividends and provision for minimum dividends required by law		486,593	923,583	—

Cash paid during the period for:
Interest		1,778	5,472	14,447

Income tax		396,853	474,718	419,665

The notes on pages 5 to 71 are an integral part of the consolidated financial statements

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2007 and 2006

And for the years ended December 31, 2007, 2006 and 2005

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

This is a free translation into English of a document issued in the Spanish language and is provided solely for the convenience of the English speaking readers. This document should be read in conjunction with, and construed in accordance with, laws of the Bolivarian Republic of Venezuela.

1.	General Information

Compañía Anónima Nacional Teléfonos de Venezuela (referred to hereinafter as CANTV) is the primary provider of telecommunications services in Venezuela, and the owner of a nationwide basic telecommunications network, through which it provides local, domestic and international wireline telephone services, as well as private network, data networks, public telephony and rural telephony services. In addition, CANTV and its consolidated subsidiaries (referred hereinafter collectively as the Company) provides other telecommunications services, including national wireless communications, Internet access and publication of telephone directories through its principal subsidiaries: Telecomunicaciones Movilnet, C.A. (Movilnet), CANTV.Net, C.A. (CANTV.Net) and C.A. Venezolana de Guías (Caveguías) (Note 2 (d)—Summary of significant accounting principles and policies—Consolidation).

CANTV is a corporation (“compañía anónima”) incorporated in Venezuela on June 20, 1930. CANTV’s registered office is located at Avenida Libertador, Centro Nacional de Telecomunicaciones, Nuevo Edificio Administrativo, Piso 1, Apartado Postal 1226, Caracas, Venezuela 1010.

In 1991, VenWorld Telecom, C.A. (VenWorld), a company organized under the laws of Venezuela by a private consortium of companies, majority owned by a subsidiary of GTE Corporation (currently Verizon Communications Inc.), acquired operating control and initially 40% of the capital stock of CANTV owned by the Bolivarian Republic of Venezuela.

On January 8, 2007, the President of the Bolivarian Republic of Venezuela announced the intention to nationalize several companies, including CANTV. On May 21, 2007, the Government of the Bolivarian Republic of Venezuela (the Venezuelan Government) assumed operating control of the Company, when it acquired ownership of 86.2% of CANTV’s capital stock following completion of a public in a tender offer (Note 13 (a)—Stockholders’ Equity—Capital stock).

The Company’s shares are listed on the Caracas Stock Exchange. Therefore, the Company is subject to regulations of the Comisión Nacional de Valores (CNV) (the Venezuelan National Securities Commission), which is the regulatory body of companies that trade on this stock exchange. On May 11, 2007, the New York Stock Exchange (NYSE) notified CANTV that it had suspended CANTV’s shares from trading on the exchange. On June 18, 2007, the NYSE filed with the Securities and Exchange Commission (SEC) a notification of its intention to remove the ADS from listing and registration on the exchange (Note 13 (a)—Stockholders’ Equity—Capital stock).

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2007 and 2006

And for the years ended December 31, 2007, 2006 and 2005

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

The Company’s consolidated financial statements were approved for issue by the Board of Directors on March 10, 2008.

2.	Summary of Significant Accounting Principles and Policies

The Company’s most significant accounting principles and policies for the preparation of the consolidated financial statements are described as follows. These practices and policies have been consistently applied for all periods presented, unless otherwise indicated.

a) Basis of presentation

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS), issued by the International Accounting Standard Board (IASB), which comprise: (i) IFRS, (ii) International Accounting Standards (IAS) and (iii) International Financial Reporting Interpretations Committee (IFRIC) or the former Standing Interpretations Committee (SIC), and under the historical cost convention, except for adjustment for inflation (Note 2 (c)—Summary of significant accounting principles and policies—Adjustment for inflation).

Pursuant to Resolution No. 157-2004 published in the Official Gazette of Venezuela No. 38,085 dated December 13, 2004, the CNV required companies offering their public securities to the public under the Venezuelan Capital Markets Law to prepare and present their financial statements in accordance with IFRS beginning on January 1, 2006, based on IFRS in effect as January 1, 2005, with earlier adoption of IFRS permitted. On December 8, 2005, the CNV issued Resolution No. 177-2005 which postponed the requirement to prepare financial statements under IFRS until the Venezuelan Federation of Public Accountants adopts IFRS as accounting principles generally accepted in Venezuela (Note 25—Adoption of International Financial Reporting Standards (IFRS) by the Venezuelan Federation of Public Accountants). However, early adoption of IFRS is permitted once certain requirements are complied with.

The Company’s consolidated financial statements as of and for the year ended December 31, 2005 are covered by IFRS 1, “First-time adoption of IFRS”, because they are part of the first financial statements prepared by the Company in accordance with IFRS. IFRS 1 is applied when the entity adopts IFRS for the first time and, in general, requires the entity to comply with IFRS in effect on the date of the preparation of the first financial statements prepared under IFRS. In addition, IFRS 1 includes certain exemptions for some requirements under other IFRS.

Standards, amendments and interpretations effective for annual consolidated financial statements as of December 31, 2007

The following new standards, amendments and interpretations of existing standards have been published and are mandatory for the Company’s accounting periods beginning on January 1, 2007, or thereafter:

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2007 and 2006

And for the years ended December 31, 2007, 2006 and 2005

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

•

IFRS 7, “Financial instruments: disclosures, and a complementary amendment to IAS 1, presentation of financial statements—capital disclosures” (effective from January 1, 2007). IFRS 7 introduces new disclosures to improve the information about financial instruments. It requires the disclosure of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about credit risks, liquidity risks and market risks, including sensitivity analysis to market risk. IFRS 7 replaces IAS 30. The amendment to IAS 1 introduces disclosures about the level of an entity’s capital and how it manages capital. Beginning January 1, 2007, the Company includes all the disclosures of its financial instruments according to IFRS 7.

Standards, amendments and interpretations effective for annual consolidated financial statements as of December 31, 2007 but not relevant to the Company’s operations

The following standards, amendments and interpretations of existing standards have been published or amended and are mandatory for accounting periods beginning on January 1, 2007, or thereafter, but are not relevant to the Company’s operations:

•	IFRS 4, “Insurance contracts”;

•	IFRIC 7, “Applying the restatement approach under IAS 29, Financial reporting in hyperinflationary economies”

•	IFRIC 8, “Scope of IFRS 2”;

•	IFRIC 9, “Re-assessment of embedded derivatives”; and

•	IFRIC 10, “Interim financial reporting and impairment”;

Standards and interpretations of existing standards that are not yet effective and have not been early adopted by the Company

The following standards and interpretations of existing standards have been published and are mandatory for the Company’s accounting periods beginning on January 1, 2008, or thereafter, but that the Company has decided not to adopt them earlier:

•

IAS 1 (Amendment), “Presentation of financial statements” (effective from January 1, 2009). IAS 1 (Amendment) establishes changes to require information in financial statements to be aggregated on the bases of shared characteristics. IAS 1 (Amendment) establishes the option of presenting items of income and expenses and components of other comprehensive income either in a single statement of comprehensive income with subtotals, or in two separate statements (a separate income statement followed by a statement of comprehensive income). The Company will apply IAS 1 (Amendment) form January 1, 2009.

•

IAS 23 (Amendment), “Borrowing costs” (effective from January 1, 2009). IAS 23 (Amendment) eliminates the option of recognizing immediately as an expense all borrowing costs related to assets that require a substantial period of time before they can be brought to use or sold; as a result, these borrowing costs must be capitalized as part of the cost of the asset. Qualifying assets measured at fair value are excluded from the scope of IAS 23 (Amendment). The Company will apply IAS 23 from January 1, 2009.

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2007 and 2006

And for the years ended December 31, 2007, 2006 and 2005

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

•

IFRS 8, “Operating segments” (effective from January 1, 2009). IFRS 8 sets out requirements for disclosure of information about an entity’s operating segments as well as about the entity’s products and services, the geographical areas in which it operates, and its major customers. IFRS 8 replaces IAS 14 “Segment reporting”. The Company will apply IFRS 8 from January 1, 2009.

•

IFRIC 11, “IFRS 2—Group and treasury share transactions” (effective from January 1, 2009). IFRIC 11 provides establishes that share-based transactions involving treasury shares or shares of a group entity should be accounted for as equity settled. The Company’s management is currently assessing the impact of IFRIC 11 on the Company’s operations.

•

IFRIC 12, “Service concession arrangements” (effective from January 1, 2008). IFRIC 12 gives guidance on the accounting by operators for public-to-private service concession arrangements and is applicable if: (a) the grantor of the concession controls or regulates what services the operator must provide with the infrastructure, to whom it must provide them, and at what price; and (b) the grantor of the concession controls—through ownership, beneficial entitlement or otherwise—any significant residual interest in the infrastructure at the end of the term of the arrangement. The Company’s management is currently assessing the impact of IFRIC 12 on the Company’s operations.

•

IFRIC 13, “Customer loyalty program” (effective from July 1, 2008). IFRIC 13 establishes that where goods or services are sold together with a customer loyalty incentive, the arrangement is a multiple-element arrangement and the consideration receivable from the customer is allocated between the components of the arrangement using fair values. The Company’s management is currently assessing the impact of IFRIC 13 on the Company’s operations.

•

IFRIC 14, “IAS 19—The limit on a defined benefit asset, minimum funding requirements and their interaction” (effective from January 1, 2008). IFRIC 14 provides guidance on assessing the limit in IAS 19 on the amount of the surplus that can be recognized as an asset. It also explains how the pension asset or liability may be affected by a statutory or contractual minimum funding requirement. The Company’s management is currently assessing the impact of IFRIC 14 on the Company’s operations.

b) Use of estimates in the preparation of financial statements

The preparation of consolidated financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the amounts of income and expense recognized during the reporting period. The consolidated financial statements have been prepared based on estimates and assumptions determined based on the Company’s strategic business plan for the period 2008-2013 approved by the Board of Directors on February 12, 2008. Future changes in the Company’s business plan and/or in management assumptions may significantly affect

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2007 and 2006

And for the years ended December 31, 2007, 2006 and 2005

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

estimates as of December 31, 2007. The consolidated financial statements as of December 31, 2007 have been prepared based on events and facts known as of March 10, 2008, the date on which the Board of Directors approved issuance of the financial statements.

The most significant judgments and principal assumptions made in the application of accounting principles are indicated in sections “c”, “f”, “h”, “k”, “m”, “n”, “p”, “r” and “t” of this note.

c) Adjustment for inflation

Items included in the financial statements of each one of the Company’s entities are measured using the currency of the primary economic environment in which the entity operates (the functional currency). IAS 29, “Financial reporting in hyperinflationary economies”, is applied to the financial statements of the entities whose functional currency is the currency of a hyperinflationary economy. The functional and presentation currency of the Company is the Venezuelan bolivar (Bs).

According to this standard, an economy is considered as hyperinflationary if the following conditions exist:

a.	The general population prefers to keep its wealth in non-monetary assets or in a relatively stable foreign currency.

b.	The general population regards monetary amounts not in terms of the local currency but in terms of a relatively stable foreign currency.

c.	Sales and purchases on credit take place at prices that compensate for the expected loss of purchasing power during the credit period.

d.	Interest rates, wages and prices are linked to a price index.

e.	The cumulative inflation rate over three years is approaching, or exceeds, 100%.

For IAS 29 purposes, Venezuela was considered as a hyperinflationary economy until December 31, 2003 and, accordingly, non-monetary assets and liabilities (fixed assets, inventories, intangibles and deferred revenue) and equity accounts include the effects of inflation through that date. Beginning January 1, 2004, Venezuela is not considered as a hyperinflationary economy and all new transactions are recorded and maintained at their original nominal values; non-monetary assets and liabilities originated before January 1, 2004 are maintained at their acquisition or original value in constant bolivars as of December 31, 2003.

Three-year cumulative inflation for the years ended December 31, 2007, 2006 and 2005 was 63.8%, 59.4% and 73.2%, respectively. For the years ended December 31, 2007, 2006 and 2005, inflation was 22.5%, 17.0% and 14.4%, respectively.

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2007 and 2006

And for the years ended December 31, 2007, 2006 and 2005

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

d) Consolidation

An entity is considered a subsidiary when the Company has the power to determine its financial and operating policies, generally by owning equity representing more than 50% of the voting rights.

The consolidated financial statements include CANTV and all its majority owned subsidiaries. CANTV’s principal subsidiaries are: Movilnet, CANTV.Net and Caveguías. The Company also consolidates the workers’ benefit fund (Note 13 (c)—Stockholders’ equity—Workers’ benefit fund). All subsidiaries are wholly owned, except for Caveguías which is 80% owned.

All significant intercompany balances and transactions among companies are eliminated in consolidation. The accounting practices and policies used by the Company’s subsidiaries have been adapted to be consistent with those used by CANTV.

e) Segment reporting

A business segment is a separate group of assets and operations engaged in providing products or services that are subject to risks and returns that are different from those of other business segments (Note 20—Segment reporting). Substantially all of the Company’s businesses are conducted in Venezuela and substantially all its assets are located in Venezuela.

f) Property, plant and equipment and depreciation

Property, plant and equipment is recorded at acquisition or construction cost, only when it is probable that it will generate future benefits and the asset’s cost can be determined. Property, plant and equipment includes the costs of materials used, as well as direct labor costs and other allocable costs incurred in connection with construction work in progress. The Company capitalizes the estimated cost of asset retirement which is depreciated over the remaining useful lives of the assets. Maintenance and repair costs are expensed when incurred, while major improvements (including technological upgrades) and significant renewals that extend the assets’ useful lives or asset capability are capitalized.

Upon disposal of fixed assets, the cost and accumulated depreciation are removed from fixed asset accounts, and any gain or loss determined by comparing the proceeds with the carrying amount and are recognized as other expense (income), net in the consolidated statement of operations.

Depreciation is calculated using the straight-line method over the estimated useful lives of fixed assets. Land is not depreciated.

Due to rapid changes in technology and new competitors, selecting the estimated economic life of telecommunications plant and equipment requires a significant level of judgment. The Company annually reviews data on expected utilization of new equipment, asset retirement activity and net salvage values to determine adjustments to depreciation rates.

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2007 and 2006

And for the years ended December 31, 2007, 2006 and 2005

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

During the first quarter of 2006 and 2007, the Company performed an analysis of useful lives. The most significant changes were made for new additions, mainly in the plant category, resulting in a shorter useful life for commutation, transmission and data equipment. The remaining useful lives of assets already installed remained unchanged. The Company’s management considers that as of December 31, 2007 and 2006, in accordance with applicable accounting principles, there is no impairment in the carrying value of this group of assets. Future changes in the Company’s business plan and/or in management assumptions may significantly affect estimates of the value of the use of property, plant and equipment as of December 31, 2007 (Note 2 (h)—Summary of significant accounting principles and policies—Impairment of long-lived assets).

The estimated useful lives as of December 31, 2007 are as follows:

Useful lives (Years)
Plant
Wireline telecommunications
Transmission equipment	5 to 15
Access network	10 to 32
Commutation equipment	4 to 13
Other	3 to 20
Wireless telecommunications
Data transmission	5 to 6
Commutation equipment	3 to 6
Radio bases	3 to 7
Other	3 to 7
Other telecommunications services	2 to 13
Buildings and facilities	3 to 30
Furniture and equipment	5 to 10
Vehicles	4 to 5

g) Information systems (software) and amortization

This account includes computer systems (software) acquired, developed or modified solely to meet the internal needs of the Company and is not for sale. The cost of certain projects and computer systems (software) for internal use and upgrades that extend the assets’ useful lives or improve their capabilities is capitalized as assets and classified as information systems. Software maintenance and modification expenses that do not increase its functionality are expensed when incurred.

Software acquired is capitalized on the basis of the costs incurred to acquire and bring to use the specific software. Costs related to the evaluation phase of an internally developed software project are recognized as an expense, and the identifiable costs of developing software applications are capitalized if the Company is able to control the future benefits. Post-implementation and operation expenses are recognized as an expense of the year.

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2007 and 2006

And for the years ended December 31, 2007, 2006 and 2005

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

Amortization is calculated using the straight-line method over the estimated useful lives which are between three and seven years.

The Company upgrades its systems to adapt the network to the technological requirements of new products and services. Identifiable system upgrade costs are capitalized to the corresponding hardware within property, plant and equipment or information systems when this upgrade meets the criteria of a major improvement and renewal that extends the asset’s useful life or improve asset capacity and the Company is able to control the future benefits, or otherwise expensed. For accounting purposes these activities are not considered to be research and development expenses. The Company conducts no other activities that could be considered research and development.

The Company does not hold intangible assets with indefinite useful lives.

h) Impairment of long-lived assets

The Company assesses impairment of long-lived assets, including intangible assets, whenever events or changes in circumstances indicate that the carrying amounts of such assets may not be recoverable. The recoverable amount is the higher of an assets’ fair value less cost to sell and its value in use. The value in use is the present value of the projection of discounted cash flows estimated to be generated by these assets or upon disposal. In the event that such cash flows are not expected to be sufficient to recover the recorded value of the assets, these assets are written down to their estimated recoverable values. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash generating units).

The Company’s management, based on its business plan for the period 2008-2013 approved by the Board of Directors on February 12, 2008, considers that there are no events or circumstances that indicate that the carrying amount of long-lived assets may not be recoverable and, in accordance with applicable accounting principles, there is no impairment in the carrying value of these assets. In addition, management considers that the estimates of future cash flows are reasonable; however, changes in estimates resulting in lower future cash flows and fair value due to unforeseen changes in business assumptions could negatively affect the valuations of those long-lived assets. These unforeseen changes include significant technological changes, timely tariff approvals and macroeconomic changes, among others.

i) Investments

Investments in equity and obligations are classified as financial assets for “trading” and “available for sale” depending on the purpose for which they were acquired, and are recorded at their realizable or fair value.

An investment is classified as for “trading” if acquired principally for the purpose of selling in the short term. Gains or losses arising from changes in fair value are presented in the consolidated statement of operations, under other expense (income), net.

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2007 and 2006

And for the years ended December 31, 2007, 2006 and 2005

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

“Available for sale” investments are measured at their estimated realizable or fair value. The change in their fair values is presented in the statements of changes in stockholders’ equity, under translation and other adjustments, until their sale.

If the market for a financial asset is not active, the Company establishes fair value by using valuation techniques. These include the use of recent arm’s length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis and option pricing models, making maximum use of market inputs and relying as little as possible on entity-specific inputs.

j) Inventories, spare parts and supplies, net

Inventories, spare parts and supplies are recorded at acquisition cost, net of reserves, which does not exceed their net realizable value. Certain inventories, spare parts and supplies are expensed when purchased due to their low value. Cost is determined using the average method.

Net realizable value is the estimated selling price in the ordinary course of business, considering promotions, less the applicable variable selling expenses.

The provision for inventory obsolescence is determined based on an analysis performed on the specific turnover of materials and supplies, and the provision for net realizable value is recorded monthly based on the lower of the specific net market price of wireline and wireless terminal equipment for sale and the book value. These provisions are presented as operating expenses.

Current conditions in the local and global economies have a certain level of uncertainty. As a result, it is difficult to estimate the level of growth or contraction for the economy as a whole, and it is even more difficult to estimate growth or contraction in various parts of the economy. Because all components of Company’s budgeting and forecasting are dependent upon estimates of growth or contraction in the markets it serves and demand for its products or services, the prevailing economic uncertainties render estimates of future demand for product or services more difficult. Such economic changes may affect the sales of the Company’s products and its corresponding inventory levels, which would potentially impact the valuation of its inventory.

k) Accounts receivable and provision for uncollectible accounts

Accounts receivable are recognized initially at fair value less provision for impairment. A provision for impairment of accounts receivable is established when there is objective evidence that the Company will not be able to collect all amounts due according to the original terms of the receivables. Accounts receivables from Venezuelan Government entities that are expected to be collected after one year are adjusted at their present value at origination date. When an account receivable is uncollectible, it is written off against the provision for uncollectible accounts. Subsequent recoveries of amounts previously written off are credited as other income (expense), net in the consolidated statement of operations.

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2007 and 2006

And for the years ended December 31, 2007, 2006 and 2005

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

The Company maintains a provision for uncollectible accounts at a level deemed adequate to provide for potentially uncollectible receivables. The balance of this allowance for uncollectible accounts is continuously assessed and adjusted by management based on historic experience and other current factors that affect the collectibility of accounts receivable. Based on the analyses, as of December 31, 2007, the Company recorded a provision equivalent to 1.8% of wireline services accounts receivable, 1.7% for wireless services accounts receivable, and 1.9% for Internet and other voice services. Additionally, a review of the age and status of receivables is performed, designed to identify risks on individual accounts and groups of accounts, in order to provide these accounts with a specific allowance on a continuous basis.

During 2006, based on historic experience and current trends, the Company changed its estimate for wireless telephony and Internet provision for uncollectibles, which was accounted for prospectively. The provision was previously estimated based on a percentage of gross revenues and aging analysis of accounts receivable but now the estimation is based on a percentage and aging analysis of accounts receivables, which is considered to be more appropriate under current circumstances. This change in estimate resulted in a reversal of Bs. 12,000 in the provision of 2006.

During 2005, based on historic experience and current trends, the Company changed its estimate for fixed telephony provision for uncollectibles, which was accounted for prospectively. The provision was previously estimated based on a percentage of gross revenues and aging analysis of accounts receivable but now the estimation is based on a percentage and aging analysis of accounts receivables, which is considered to be more appropriate under current circumstances. This change in estimate resulted in a reversal of Bs. 20,000 in the provision of 2005.

A full allowance is provided for receivables of wireline and wireless subscribers from permanently disconnected subscribers. Permanent disconnections are made after performing several collection efforts following non-payment by subscribers. Such permanent disconnections generally occur within approximately 90 days.

Changes in external factors, such as economic environment, may impact the estimations. The Company believes that its provision for uncollectibles as of December 31, 2007 and 2006 is adequate and proper. However, if the financial condition of customers were to deteriorate, actual write-offs might be higher than expected.

l) Cash and temporary investments

Cash and temporary investments include short-term and highly liquid investments, having maturities of three months or less, and are considered cash equivalents. These investments are recorded at their fair value. Foreign exchange gain (loss) on cash and temporary investments are reflected as a separate caption in the consolidated statement of cash flows.

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2007 and 2006

And for the years ended December 31, 2007, 2006 and 2005

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

m) Provision for litigation

The Company’s management records a provision for those contingencies and/or litigation, which are considered probable and can be measured with reasonable sufficient reliability, based on the opinion of legal counsel (Note 19 (c)—Commitments and contingencies—Litigation and provision for litigation). The Company’s management believes that the provision for litigation recorded as of December 31, 2007 and 2006 is adequate and reasonable to cover the identified risks. However, the provision is based on developments to date and the final outcome of litigation may be different than expected.

n) Revenue recognition

Revenue for wireline services, wireless services, Internet access and data transmission, are recognized in the period in which services are rendered, based on minutes of use and basic monthly recurring charges, all net of promotional discounts. Revenue from settlement of traffic with international telecommunications carriers is recognized on a net basis and based on estimates of traffic volume and rates as earned or caused.

Revenue related to phone handset sales is recognized when the equipment is delivered and accepted by the customer or distributor. The distributor only has the right of return of equipment using the warranty only in case of damaged equipment. The Company does not have obligations of returns for excess inventories with the distributors. Equipment sales are recognized as income and the corresponding cost of sales as part of the operating expenses.

Submarine cable usage is recognized as revenue on a monthly basis, once the service is rendered.

Unlimited plans for Internet access are recognized as revenue on a monthly basis, once the service is rendered.

Amounts related to prepaid cards are recognized as revenue based on monthly usage. Prepaid cards expire in one year after being activated by the customer. Unused balances of prepaid cards are recognized as revenues at expiration date.

Monthly charges for telecommunications services are recognized as revenues on a monthly basis, once the service is rendered.

Advertising in telephone directories is recognized as revenues when the obligations to the customers are fulfilled, which is at the time of the publication and distribution of directories.

The Company records revenues from other telecommunications services which include interconnection facilities, data transmission services, late payment charges, reconnection fees and miscellaneous charges.

Interconnection facilities are recognized as revenue on a monthly basis, once the service is rendered.

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2007 and 2006

And for the years ended December 31, 2007, 2006 and 2005

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

Data transmission services include a monthly recurring fee, which is initially recorded as deferred revenue for services billed in advance, and revenue is recognized based on traffic when the service is rendered.

Late payment charges are recognized as revenues when generated, which is after 30 days of non-payment by the subscriber.

Reconnection fees are recognized as revenue when generated, which is the moment the subscriber’s line is reconnected after paying overdue amounts.

Miscellaneous charges include subscriber line relocation, private number, other equipment sales and vertical services, and are recognized as revenue once the service is rendered or the equipment is sold and delivered.

Revenue from wireless line activation fees charged to new customers is deferred and recognized monthly over the estimated average time that the customer will maintain and use wireless lines. The amortization of the deferred amount is calculated using the straight line method.

The Company records as deferred revenue billed services not rendered, such as submarine cable usage, unlimited plans for Internet access, amounts related to unused prepaid cards, monthly advanced charges for telecommunications services and telephone directories. Earned revenues pending for billing are included in accounts receivable.

Deposits received from subscribers for wireline service activation are recorded as a liability when reimbursable (Note 16—Other current liabilities).

The Company has agreements with customers, in which certain equipments are sold including modems, personal computers, among others, financed without charging interest. These revenues and the corresponding accounts receivable are recognized at present value using the effective interest method. Interest income is recognized on a time-proportion basis using the effective interest method.

Customer arrangements that include both equipment and services sold in bundled packages are evaluated to determine whether the elements are separable. If the elements are deemed separable and fair value can be reliably determined, total revenue is allocated based on the relative fair values of the separate elements and the revenue associated with each element is recognized as earned. Equipment sales are recognized upon delivery and each service is recognized according to the applicable revenue recognition policy. If the elements are not deemed separable, total revenue is deferred and recognized ratably over the longer of the contractual period or the expected customer relationship period.

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2007 and 2006

And for the years ended December 31, 2007, 2006 and 2005

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

The Company has agreements with third parties to act as exclusive authorized agents to capture and provide wireless services and equipment sales to new customers. The Company gives discounts based on volume of equipment sold. Discounts earned by the authorized agents are accrued based on equipment sold, and recorded as a reduction of the Company’s revenues in the corresponding caption.

The Company also has agreements with third parties to provide them with Telecommunication Center franchises that render fixed line services directly to the public. The Company is required to pay commissions as sales incentives established by type and volume of services rendered by the Telecommunication Center in its installations. Commissions earned by the Telecommunication Centers are considered as cash incentives and are recorded as a reduction of the Company’s revenues in the corresponding caption, depending on the related services. The Company also gives discounts based on volume of equipment sold. Discounts earned by the Telecommunication Centers are accrued based on equipment sold, and recorded as a reduction of the Company’s revenues in the corresponding caption.

o) Cost and expense recognition

Costs and expenses are recognized on an accrual basis.

Accounts payable are initially recognized at their fair value and later recorded at the amortized amount.

Costs and expenses related to the publication of directories, including production and printing costs and selling and distribution costs are recognized upon publication and distribution of the directories.

The Company, through its business units, performs multiple market studies to identify new products and services to remain competitive, which are recognized as operating expenses as incurred. These activities are not considered to be research and development costs.

Advertising costs are recognized as operating expenses as incurred. Advertising expense for the years ended December 31, 2007, 2006 and 2005 was Bs. 195,097, Bs. 108,801 and Bs. 82,835, respectively.

p) Income tax

Income tax is calculated based upon taxable income, which is different from income before tax for accounting purposes. Venezuelan tax legislation does not permit consolidation of results of subsidiaries for tax purposes. Tax credits for new investment in property, plant and equipment reduce income tax for the year in which such assets are placed in service and are permitted to be carried forward for three years (Note 17—Taxes). Tax losses generated during the year, except those from tax inflation adjustment, are permitted to be carried forward for three years.

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2007 and 2006

And for the years ended December 31, 2007, 2006 and 2005

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

The Company records income taxes in accordance to IAS 12, “Accounting for income taxes”, which requires the recognition of assets and liabilities for the accounting of deferred income taxes. Under this method, deferred income taxes reflect the net effect of the tax consequences expected in the future as a result of: (a) Temporary differences due to the application of statutory tax rates applicable in future years over the differences between the amounts according to the balance sheet and the tax base of existing assets and liabilities; and (b) Tax credits and losses carryforwards. In addition, under IAS 12, the effects on deferred taxes of changes in tax rates are recognized in the income of the year. A deferred tax asset is recognized if it is probable that future tax income will be generated to be used. Deferred income tax provides for temporary differences arising on investments in subsidiaries, except where the timing of the reversal of the temporary difference is controlled by the Company and it is probable that the temporary difference will not be reversed in the foreseeable future. The main items generating deferred taxes are the differences between tax and book bases of property, plant and equipment, pension and other post-retirement benefit obligation liabilities, net and some provisions which will be deductible in future years.

Differences between tax and book bases of property, plant and equipment generate a deferred tax asset since property, plant and equipment are adjusted for inflation for tax purposes creating a higher tax base which will be realized in the future through a higher depreciation expense deductible for tax purposes. Pension plan and other post-retirement benefit obligation liabilities also generate a deferred tax asset which will be reversed in the future when payments and contributions will be made.

The Company, based on its business plan for the period 2008-2013 approved by the Board of Directors on February 12, 2008, and considering that the Company generated taxable income in the past, considers that the estimates of future taxable income to be reasonable and sufficient to realize the recognized deferred tax assets.

q) Employee severance benefits and other benefits

The costs of defined contributions to employee severance benefits are calculated and recorded on an accrual basis in accordance with the Venezuelan Labor Law and CANTV’s current collective bargaining agreement. Under the current Venezuelan Labor Law, employees earn a severance indemnity equal to five days’ salary per month, up to a total of 60 days per year of service, with no retroactive adjustment. Labor-related indemnities are earned once an employee has completed three months of continuous service and are recorded on an accrual basis. Beginning with the second year of service, the employee earns an additional two days’ salary for each year of service (or fraction of a year greater than six months), cumulative up to a maximum of 30 days’ salary. Severance benefits must be calculated and settled monthly and either deposited in a severance trust fund or accrued in the employer’s accounting records and bear interest, as specified in writing by each employee. No additional payments and/or deposits related to past services are required.

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2007 and 2006

And for the years ended December 31, 2007, 2006 and 2005

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

In the event of unjustified termination, employees have the right to an additional indemnity payment of one month’s salary per year of service up to a maximum of 150 days of current salary. Furthermore, in the event of unjustified termination, the Venezuelan Labor Law requires payment of an additional severance benefit up to a maximum of 90 days of current salary based on length of employment. This additional indemnity does not apply when the employee voluntary terminates the labor relation. The Company recognizes the costs of this additional termination benefits when it is demonstrably committed to either: (i) terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal, or (ii) providing termination benefits as a result of an offer made to encourage employees to voluntary terminate.

Additionally, the Venezuelan Labor Law requires a mandatory annual profit-sharing distribution to all employees in amounts of up to 120 days of salary. The Company made distributions equal to 120 days of salary for the years ended December 31, 2007, 2006 and 2005, totaling Bs. 132,201, Bs. 109,916 and Bs. 88,549, respectively.

Employee entitlements to annual compensated leave are accrued as earned by the employees.

The Company has a workers’ benefit program designed, among other things, to annually reward employee excellence via the voluntary free granting of Company shares (Note 13 (c)—Stockholders’ equity—Worker’s benefit fund). This benefit is recognized as an expense when the shares are awarded to the worker and the amount is determined based on the market value at the date when the shares are granted.

The Company does not grant stock purchase options, except for the option mentioned in Note 13 (d)—Stockholders’ equity—Stock option.

As of March 10, 2008, certain provisions of CANTV’s 2007-2009 collective bargaining agreement are still under negotiation with CANTV’s workers, and the possible effects on the 2007 consolidated financial statements of the final agreements reached with respect to such provisions are not known,

r) Pension plan and other post-retirement benefits

The costs of defined benefit pension plan and other post-retirement benefits relating to health care expenses are accrued based on actuarial calculations performed by independent actuaries, using the projected credit method and nominal discount rates, asset returns, salary progressions and projected medical costs, to calculate projected benefit liabilities (Note 15—Retirement benefits).

Actuarial gains and losses may result from differences between assumptions used for their estimates (including inflation rates) and actual results (Note 15—Retirement benefits). In 2007 and 2006, cumulative actuarial gains and losses in excess of 10% of the greater of projected benefit obligations and market-related value of plan assets are amortized

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2007 and 2006

And for the years ended December 31, 2007, 2006 and 2005

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

conservatively and consistently over a period of four years, which was shorter than the expected average remaining future service of currently active employees and resulted in a faster recognition of cumulative actuarial gains and losses. Beginning in 2008, the Company has changed the amortization period for cumulative actuarial gains and losses to the expected average future service of current active employees.

The measurement of pension obligations, costs and liabilities is dependent on a variety of long-term assumptions, including estimates of the present value of projected future pension payments to plan participants, considering the likelihood of potential future events, such as minimum urban wages increases and demographic experience. These assumptions may have an effect on the amount and timing of future contributions, if any variation occurs. Additionally, the plan trustee conducts an independent valuation of the fair value of pension plan assets.

The discount rate enables us to state expected future cash flows at a present value on the measurement date. The Company is required to select a long-term rate that represents the market rate for high-quality fixed income investments or for Venezuelan Government bonds, and considers the timing and amounts of expected future benefit payments, for which the Company has selected the Venezuelan Government bonds. A lower discount rate increases the present value of benefit obligations and usually increases expense. The Company’s inflation assumption is based on projections by the Ministry of the Popular Power for Finance and the Central Bank of Venezuela. The salary growth assumptions consider the Company’s long-term actual experience, the future outlook and projected inflation. The expected return on plan assets reflects asset allocations, investment strategy and the views of investment managers. The actuarial values are calculated based on the Company’s specific experience combined with published statistics and market indicators. The plan assets are presented at their fair value and those denominated in foreign currency are converted into bolivars using the official exchange rate at the date of the financial statements.

The Company provides certain medical benefits to substantially all retired employees and accrues actuarially determined post-retirement benefit costs as active employees earn these benefits.

During 2007, the Company decided to establish a defined contribution pension plan for all employees of the subsidiaries Movilnet, CANTV.Net and Caveguías, and for those employees of CANTV who began their employment on May 21, 2007 or thereafter. The plan comprises a 3% contribution from the employee and 3% contribution from the Company. The Company has no further payment obligations once the contributions have been paid. The contributions are recognized as employee benefit expense when they are due.

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2007 and 2006

And for the years ended December 31, 2007, 2006 and 2005

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

s) Foreign currency transactions

Foreign currency transactions are recorded at the exchange rate as of the transaction date. Outstanding balances of foreign currency assets and liabilities are translated into bolivars using the official, controlled and fixed exchange rate at the balance sheet date, which was Bs. 2,150 per US$1 as of December 31, 2007 and 2006 (Note 4—Balances in foreign currency and Note 21—Exchange controls). Any exchange gain or loss from the translation of these balances or transactions is presented as exchange gain (loss), net shown in the accompanying consolidated statement of operations. The Company does not engage in hedging activities in connection with its foreign currency balances and transactions.

During the years ended December 31, 2007 and 2006 there was no official devaluation of the Bolivar against the U.S. dollar. The devaluation of the bolivar against the U.S. dollar was 12% for the year ended December 31, 2005.

t) Fair value of financial instruments

Financial instruments are recorded in the balance sheet as part of the assets or liabilities at their corresponding fair market value. The carrying value of cash and cash equivalents, trade accounts receivable and trade accounts payable approximates their fair values since these instruments have short-term maturities. Management believes that carrying amounts of CANTV and subsidiaries’ loans and other financing obligations subject to market-variable interest approximate fair value. The Company has not identified any financial instruments that qualify as embedded derivatives. The Company records transactions with financial instruments at their transaction date.

Financial instruments that qualify as derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently remeasured at their fair value through profit and loss, based on current market value.

The Company does not have financial instruments that qualify for designation as hedging instruments.

u) Concentration of credit risk

Although cash and temporary investments, accounts receivable and other financial instruments of CANTV and subsidiaries are exposed to a potential credit loss risk, the Company’s management considers that this risk is adequately covered by recorded provisions. Cash and temporary investments include short-term financial investments, primarily certificates of deposit and commercial paper, which have maturities of three months or less, in institutions with high creditworthiness. Other financial instruments include investments in bonds denominated in bolivars and U.S. dollars. Most of the Company’s accounts receivables are from a diversified group of customers and individually do not represent a significant credit risk. There is a concentration of Venezuelan Government accounts receivables (Note 10—Accounts receivable from Venezuelan Government entities). There is also a concentration of credit risk due to the fact that subscribers accounts receivable are all from debtors of the same country.

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2007 and 2006

And for the years ended December 31, 2007, 2006 and 2005

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

v) Earnings per share

Earnings per share is calculated by 778,287,442, 775,950,426 and 776,167,423 average common shares outstanding on December 31, 2007, 2006 and 2005, respectively. This number of shares excludes workers’ benefit shares, which are considered as treasury stock for accounting purposes. Basic and diluted earnings per share are the same for all the periods presented, since the Company did not have instruments considered potentially dilutive.

w) Dividend distribution

Dividend distribution to the Company’s stockholders is recognized as a liability in the Company’s financial statements in the period in which the dividends are approved by the Company’s stockholders.

Additionally, the Company recognizes a liability for the minimum dividends required to be declared pursuant to the Capital Market Law (Note 13 (b)—Stockholders’ equity—Dividends).

x) Market and liquidity risk

The carrying amounts of cash and temporary investments, receivables and payables, and short and long-term debt approximate their estimated fair values.

The Company is exposed to market risk, including changes in interest rates and foreign currency exchange rates.

The Company limits investment risk by only investing in securities of the most solid companies and institutions. The Company is averse to investment loss and ensures the safety and preservation of its invested funds by limiting default risk, market risk and investment risk; therefore, it mainly invests in those investments secured or guaranteed by its parent company. The Company sometimes has acquired derivative financial. The Company does not expect any material loss in its investment portfolio.

The Company does not hedge against foreign currency exposures. Currently, U.S. dollars are not readily available due to the exchange controls regime in effect since February 5, 2003 (Note 21—Exchange controls).

Prudent liquidity risk management implies maintaining sufficient cash and temporary investments, the availability of funding through an adequate amount of committed credit facilities and the ability to close out market positions. Due to the dynamic nature of underlying businesses, the Company’s treasury aims to maintain flexibility in funding by keeping committed credit lines available.

The Company’s objective when managing capital risk is to safeguard the Company’s ability to continue as a going concern in order to provide returns for shareholders and to maintain an optimal capital structure to reduce the cost of capital.

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2007 and 2006

And for the years ended December 31, 2007, 2006 and 2005

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

y) Total recognized gains and losses (includes those recognized directly in equity)

Total recognized gains and losses represents changes in stockholders’ equity for the period from transactions and other events, and circumstances from non-owner sources. It includes all changes in equity for the period, except those resulting from investments by owners and distributions to owners. During the years ended December 31, 2006 and 2005, the only component recorded directly in equity and not recognized in the statement of operations was the unrealized gain (loss) from investments considered as available-for-sale. During the year ended December 31, 2007, there is no amount recorded for this concept.

	2007	2006	2005
Net income	1,023.927	1,130,375	214,408

Unrealized loss on investments available-for-sale	—	—	(837)
Realization of gain on investments available-for-sale	—	(257)	(71,260)
Realization of cumulative translation adjustment	—	—	(39,413)

Recognized directly in equity	—	(257)	(111,510)

Total recognized gain and loss	1,023.927	1,130,118	102,898

3.	Concessions and Telecommunications Regulation

CANTV’s services and tariffs are regulated by the rules established in the Concession Agreement (referred to as the Concession), the Telecommunications Law enacted in 2000 (referred to as the Telecommunications Law) and its Regulations.

The Telecommunications Law and its Regulations, which provide the general legal framework for the regulation of telecommunications services in Venezuela, establish that suppliers of public telecommunications services must operate under administrative licenses and concessions granted by the Venezuelan Government, through the Ministry of the Popular Power for Telecommunications and Information Technology (the Company’s principal stockholder).

The Comisión Nacional de Telecomunicaciones (CONATEL) (the Venezuelan National Telecommunications Commission) is an independent regulatory body under the direction of the Ministry of the Popular Power for Telecommunications and Information Technology (principal stockholder of the Company), created by Presidential Decree in September 1991, which has, among others, the authority to manage, regulate and control the use of limited resources for telecommunications services, grant administrative licenses and concessions, recommend the approval of tariffs and collection of taxes, as well as the promotion and protection of free competition together with the Superintendencia para la Promoción de la Libre Competencia (Pro-Competencia) (Superintendency for the Promotion of Free Competition).

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2007 and 2006

And for the years ended December 31, 2007, 2006 and 2005

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

Concession Agreement

CANTV entered into a Concession Agreement with the Venezuelan Government in 1991 to provide, manage and operate national telecommunications services, including wireline telephone services, private networks and value-added services, guaranteeing high quality service, modernizing and expanding the network, introducing progressive rate rebalancing and establishing a framework for the introduction of competition into the market. CANTV did not make an initial payment for this Venezuelan Government concession and for accounting purposes it was recognized at a symbolic minimum nominal amount. November 2000 marked the opening of the telecommunications market to competition and the entrance of new competitors (Note 3 (c)—Concessions and telecommunications regulation—Regulation—Competition). Since June 12, 2000, the Company has been regulated by the Concession, the Telecommunications Law and its Regulations (Note 19 (d)—Commitments and contingencies—Concessions mandates).

Significant terms of the Concession are as follows:

a)	The Concession established a special privilege regime of limited concurrence, through which the Venezuelan Government designated CANTV, except in certain circumstances, as the exclusive provider of basic telephone service, including local, national and international access until November 27, 2000. Beginning on that date, any party that obtains the corresponding administrative concession is permitted to provide basic telecommunications services nationwide.

b)	The Concession is for 35 years (ending in 2026), and is renewable, with no cost, for an additional period of 20 years, subject to the approval of the Venezuelan Government and satisfactory performance by CANTV of its obligations under the Concession.

c)	Until December 31, 2000, CANTV paid the Venezuelan Government an annual 5.5% of billed services by means of a concession tax. Beginning January 2001, the Company is required to pay up to 4.8% of gross revenues (Note 3 (a)—Concessions and telecommunications regulation—Regulation—Tax regime). These expenses are presented in the accompanying consolidated statement of operations as concession and other taxes totaling Bs. 157,582, Bs. 127,798 and Bs. 107,363 for the years ended December 31, 2007, 2006 and 2005, respectively.

d)	The Concession specifies various penalties that may be imposed on CANTV for negligent or intentional violation of its provisions. Depending on the nature of the violation, penalties may include a public reprimand, a fine up to 1% of services billed, and/or the termination of the Concession. As of December 31, 2007, CANTV has not been penalized for any violation. Furthermore, the penalties that have been assessed against CANTV for other matters through December 31, 2007 have not been material.

e)	Upon any termination of the Concession, all of CANTV’s real estate, equipment, structures and facilities assets utilized in the performance of services under the

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2007 and 2006

And for the years ended December 31, 2007, 2006 and 2005

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

Concession would be forfeited to the Venezuelan Government in exchange for a payment equal to an amount determined by an expert and independent entity agreed by the Venezuelan Government and CANTV.

On May 21, 2007, the Venezuelan Government, through the Ministry of the Popular Power for Telecommunications and Information Technology, assumed operating control of the Company, when it acquired ownership of a majority of CANTV’s shares (Note 13 (a)—Stockholders’ Equity—Capital stock), without changing the terms of the Concession, which remain in effect until its expiration date. The regulatory body (CONATEL) is under the direction of this Ministry.

Cellular Concession

On May 19, 1992, CANTV purchased a cellular service concession (the Cellular Concession) from the Venezuelan Government for Bs. 230,766 (Bs. 5,388 in nominal amounts) and established the subsidiary Movilnet to operate wireless communications. The Cellular Concession was granted for 20 years and is renewable with no cost for an additional 20-year period, subject to the satisfactory performance of the obligations established in the Cellular Concession. The amount paid for the acquisition of the Cellular Concession is being amortized over 40 years using the straight-line method. As of December 31, 2007 and 2006, accumulated amortization is Bs. 92,039 and Bs. 86,358, respectively. Amortization expense was Bs. 5,681 for each one of the years ended December 31, 2007, 2006 and 2005.

The Cellular Concession specifies various penalties that may be imposed on Movilnet for negligent or intentional violation of its provisions. Depending on the nature of the violation, penalties may include a public reprimand, the imposition of fines proportionate to the damage caused and/or temporary suspension or termination of the concession. Through December 31, 2007, no penalties have been imposed on Movilnet for any such violation.

Upon any termination of the Cellular Concession, all of Movilnet’s real estate, equipment, structures and facilities utilized in the performance of services under the Cellular Concession would be forfeited to the Venezuelan Government in exchange for a payment equal to the net value of such assets recorded for income tax purposes. The net tax value of Movilnet’s assets as of December 31, 2007, on such basis was Bs. 3,227,475.

Beginning in 2001, the tax regime applicable to cellular telephony service operators is up to 9.3% of gross revenues and with periodic decreases of 1% per annum through 2005 (Note 3 (a)—Concessions and telecommunications regulation—Regulation—Tax regime). These expenses are presented in the accompanying consolidated statement of operations as concession and other taxes totaling Bs. 189,410. Bs. 146,046 and Bs. 94,852 for the years ended December 31, 2007, 2006 and 2005, respectively.

On August 14, 2006, CONATEL granted Movilnet the administrative license with the attributes of ground mobile radio communications and establishment and use of telecommunication networks. Later, on November 28, 2007, CONATEL transformed Cellular Concession into an administrative license and included the attributes of mobile telephony and transport.

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2007 and 2006

And for the years ended December 31, 2007, 2006 and 2005

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

On May 21, 2007, the Venezuelan Government, through the Ministry of the Popular Power for Telecommunications and Information Technology, assumed operating control of the Company, when it acquired ownership of a majority of CANTV’s shares (Note 13 (a)—Stockholders’ Equity—Capital stock), without changing the terms of the Concession, which remain in effect until its expiration date. The regulatory body (CONATEL) is under the direction of this Ministry.

Cellular Concession for 1900 MHz Band

On November 28, 2007, Movilnet obtained a cellular concession for the use the radioelectric service in the 1900 MHz band (the Cellular Concession for 1900 MHz band) for Bs. 258,000 (equivalent to Bs. 248.798, which represents the present value of the discounted cash flow to be disbursed for the payment of the concession), payable in three installments without interest as follows:

a)	Payment of Bs. 129.000 (equivalent to US$60 million at the official exchange rate in effect on the date of the subscription of the concession), at the time the concession was granted.

b)	Payment of Bs. 64.500 (equivalent to US$30 million at the official exchange rate in effect on the date of the subscription of the concession), one year after the date that the concession was granted.

c)	Payment of Bs. 64.500 (equivalent to US$30 million at the official exchange rate in effect on the date of the subscription of the concession), two years after the date that the concession was granted.

The Cellular Concession for 1900 MHz band was granted for 15 years in accordance to the Telecommunications Law Regulations on Administrative Licenses and Concessions for the Use of the Radioelectric Spectrum. The Cellular Concession for 1900 MHz band will be used for the new GSM cellular network (Note 5—Property, plant and equipment, net). The amount paid for the Cellular Concession for 1900 MHz band will be amortized over 15 years using the straight-line method.

Value-Added Services Concession

The majority of the Company’s value-added services are provided directly by CANTV’s wholly owned subsidiary, CANTV.Net. On October 5, 1995, CONATEL granted to CANTV.Net the Value-Added Services Concession, which has an initial term of 10 years and is renewable for an additional 10-year period, subject to certain conditions.

Under the Value-Added Services Concession, CANTV.Net is granted the right to offer voice-mail services nationwide. Subsequently, the Value-Added Services Concession has been expanded to allow CANTV.Net to offer additional services such as Internet access. Pursuant

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2007 and 2006

And for the years ended December 31, 2007, 2006 and 2005

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

to the Telecommunications Law, CANTV.Net applied for the conversion of this concession into an administrative license. The conversion of concessions into administrative licenses had to be completed within two years following the enactment of the Telecommunications Law. CONATEL has not issued the administrative license to CANTV.Net. The Company is currently performing the necessary formalities to obtain the right to continue offering these services. On March 30, 2006, CANTV.Net received a communication from CONATEL indicating that all rights and obligations established in the concession granted remain in effect until CONATEL completes the transformation of the administrative licenses.

The Value Added Services Concession requires the payment to CONATEL of an annual concession fee equal to 4.3% of the revenues of CANTV.Net (Note 3 (a)—Concessions and telecommunications regulation—Regulation—Tax regime). These expenses are presented in the accompanying consolidated statements of operations as concession and other taxes totaling Bs. 15,507, Bs. 11.693 and Bs. 7,787 for the years ended December 31, 2007, 2006 and 2005, respectively.

On May 21, 2007, the Venezuelan Government, through the Ministry of the Popular Power for Telecommunications and Information Technology, assumed operating control of the Company, when it acquired ownership of a majority of CANTV’s shares (Note 13 (a)—Stockholders’ Equity—Capital stock), without changing the terms of the Concession, which remain in effect until its expiration date. The regulatory body (CONATEL) is under the direction of this Ministry.

Regulation

a) Tax regime

Beginning in 2001, the Telecommunications Law adopted the tax regime applicable to all telecommunications service operators based on gross revenue. The composite tax rate established in the Telecommunications Law totals 4.8% and is comprised of the following: 2.3% activity tax, 0.5% CONATEL funding tax, up to 0.5% spectrum allocation tax, 1% Universal Service Fund tax and 0.5% Telecommunications Research and Development Fund tax. In addition, cellular service operators became subject to a supplementary tax of up to 4.5% of their gross revenue (excluding interconnection revenue), which decreased by 1% per annum through 2005 when it was eliminated.

b) Tariffs

Telecommunications regulations establish regarding tariff matters that operators are free to set prices and that only tariffs from operators rendering services in a dominant position will be regulated. Asymmetric regulation of rendered services in a dominant position is founded in setting “price-caps” and its indexation through the application of the compound index of adjustment as established in the Regulations for Basic Telephony Services.

Since the enactment of the Telecommunications Law and its Regulations in 2000, CONATEL has established maximum tariffs as a result of agreements reached with CANTV. These agreements cover, in addition to the definition of price-caps for each telecommunication

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2007 and 2006

And for the years ended December 31, 2007, 2006 and 2005

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

service, other tariff-related matters including: definition of the compound index of adjustment tied to the Wholesale Price Index (WPI) and the devaluation rate of the bolivar against the U.S. dollar; establishment of schemes for extraordinary adjustments allowing additional adjustments to established tariffs in case of deviations in the projected macroeconomic variables included in the compound index of tariff adjustment; changes in residential plans and migration of clients between residential plans; and the possibility of incorporation of new proposals for additional plans.

On February 13, 2003, as published in the Official Gazette of Venezuela No. 37,631, the Venezuelan Government, as a supplementary measure to the new exchange controls regime, instituted price controls for all products considered as essential needs, including residential fixed telephone services. The adoption of the price controls has suspended the approval of tariff increases applicable to CANTV since 2003 for residential services. In addition, this situation has affected approval of tariff increases in non-residential and public telephony where tariffs have been frozen since 2004.

Beginning July1, 2007, CANTV reduced its fixed-to-mobile tariffs by an average of 21%, as part of its new corporate strategy and to support the new regulatory framework for interconnection matters that CONATEL will announce in the coming months.

On November 22, 2007, Administrative Ruling No. 1.110 was published in the Official Gazette of Venezuela No. 38,816, pursuant to which CONATEL established the price-caps that apply to CANTV’s international long distance services for non-residential subscribers and public telephony. This Administrative Ruling reiterated the existing price-caps, except for the price-cap applicable to Cuba which was increased in 65%.

On January 3, 2008, the Resolution No. DM 323 and DM 023 was published in the Official Gazette of Venezuela No. 38,842, pursuant to which CONATEL established the price-caps that apply to CANTV’s international long distance services for residential subscribers. This Resolution reiterated the existing price-caps, except for increases of the price-caps applicable to Cuba by 107%, Greece by 46%, Hong King by 46%, Honduras by 39% Japan by 107% and Hawaii by 206%.

Currently, CANTV and CONATEL are reviewing various tariff issues relating to basic services, including, development of a new tariff proposal for the inclusion of plans for socio-economic sectors with the lowest resources, and the study, design and implementation of a new regulatory tariff regime for basic services.

c) Competition

Pursuant to the Concession, prior to November 27, 2000, the Company was the sole provider of basic telephone services. During that period, the Venezuelan Government could grant concessions to operate in population centers with 5,000 or fewer inhabitants if CANTV was not providing basic telephone services in such areas and did not contemplate doing so within two years, according to the network expansion and modernization plans established in the

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2007 and 2006

And for the years ended December 31, 2007, 2006 and 2005

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

Concession. CONATEL granted multi-service concessions to Infonet Redes de Información C.A. (Infonet), Corporación Digitel, C.A. (Digitel) and Digicel, C.A. (Digicel) to provide basic telecommunications services, except domestic and international long distance services, in population centers with 5,000 or fewer inhabitants. On May 18, 2006, CONATEL approved the merger of Digitel, Infonet and Digicel. Digitel continues as the surviving entity after the merger.

On November 24, 2000, CONATEL issued regulations based on the Telecommunications Law, which established the basic regulatory framework to create an appropriate environment for new participants and allowing effective competition. These regulations govern, among other things, the sector’s opening, interconnection, administrative licenses and spectrum concessions.

Additionally, CONATEL has granted administrative licenses to offer long distance services to the following companies: Convergence Communications de Venezuela (Convergence), Veninfotel Comunicaciones, C.A. (Veninfotel), Multiphone de Venezuela, C.A. (Multiphone), Telecomunicaciones NGTV, S.A. (New Global Telecom), Totalcom Venezuela, C.A. (Totalcom), Etelix.com, C.A. (Etelix), Telcel, C.A. (Movistar), Entel Venezuela, C.A. (Entel), LD Telecom Comunicaciones, C.A. (LD Telecom), Convergia de Venezuela, S.A. (Convergia), Corporación Intercall, C.A. (Intercall) and Corporación Telemic, C.A. (Intercable), most of which offer the service by means of prepaid cards (calling cards).

Current operators maintaining interconnection agreements with the Company are: Movistar, Digitel, Convergence, Veninfotel, Entel, Multiphone, Totalcom, Etelix, New Global Telecom, LD Telecom, Convergia, Intercall and Intercable. These agreements permit interoperations between CANTV’s basic telecommunications network and local and long distance domestic and international services of these companies.

Effective April 5, 2002, CONATEL initiated a pre-subscription long distance service where wireline service customers can access continually and automatically a previously selected operator’s domestic and international long distance network without the use of the long distance operator’s identification code.

In 2004, the Venezuelan Government incorporated CVG Telecomunicaciones (currently Telecom Venezuela), a telephone company to provide data transmission and other services through fiber-optics and Internet protocol platforms in north-central Venezuela and the Guayana region, located in the southeast of Venezuela. As of August 14, 2007, Telecom Venezuela became a company under the direction of the Ministry of the Popular Power for Telecommunications and Information Technology (the Company’s principal stockholder).

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2007 and 2006

And for the years ended December 31, 2007, 2006 and 2005

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

d) Universal Service Fund

The Telecommunications Law provides for the creation of the Universal Service Fund and the Telecommunications Research and Development Fund. These funds are created by CONATEL from the contributions made by telecommunications companies as part of the telecommunications taxes.

The purpose of the Universal Service Fund is to ensure that every citizen has the opportunity to access telecommunications services, including the Internet. This fund is used to subsidize the development of infrastructure for the provision of telecommunications services by operators in unprofitable areas.

The Telecommunications Research and Development Fund was created to provide financial resources to universities, technology institutes and research institutions to study and research telecommunications technology.

In May 2006, CANTV and CONATEL signed an agreement to provide the installation, operation, administration and maintenance of telecommunications infrastructure for the connectivity of the civil records’ and notaries’ offices with the General Office of Civil Records and Notary Offices of the Ministry of the Popular Power for Interior Affairs and Justice. In addition, CANTV and CONATEL signed an agreement to provide the installation, operation, administration and maintenance of telecommunications infrastructure for the creation of a virtual private network that would connect 47 offices and 100 mobile identification units with the main office of the Oficina Nacional de Identificación y Extranjería (ONIDEX) (National Office of Identification and Immigration). The funding for this infrastructure of both projects will be provided by the Universal Service Fund, and the property rights to the infrastructure will be transferred to CANTV once the obligation is met and subject to certain conditions.

4.	Balances in Foreign Currency

The Company has monetary assets and liabilities in U.S. dollars and liabilities in Japanese yen (Note 2 (x)—Summary of significant accounting principles and policies—Market and liquidity risk) as of December 31, 2007 and 2006 as shown below:

(Expressed in millions of U.S. dollars)	2007	2006
Cash and temporary investments	25	161
Accounts receivable, net	23	27
Other assets	11	71
Trade accounts payable	(517)	(601)
Debt obligations	(14)	(27)

	(472)	(369)

Pension plan assets (Note 15 (a)—Retirement benefits—Pension plan)	349	343

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2007 and 2006

And for the years ended December 31, 2007, 2006 and 2005

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

Effective February 5, 2003, the Venezuelan Government and the Central Bank of Venezuela signed exchange controls agreements that immediately established limits to foreign currency transactions (Note 21—Exchange controls).

The Company conducted purchase-sale and exchange transactions with securities in bolivars and foreign currency, originating a net income of Bs. 71,873 during the year ended December 31, 2007, and a net loss of Bs. 60,604 during the year ended December 31, 2006, shown in other expense (income), net in the consolidated statement of operations (Note 21—Exchange controls)

5.	Property, Plant and Equipment, Net

A reconciliation of the carrying amount at the beginning and end of years ended December 31, 2007 and 2006 is as follows:

Cost	December 31, 2006	Additions	Disposals and other	Transfers	December 31, 2007
Plant
Wireline telecommunications	12,132,881	37,339	(276,863)	347,023	12,240,380
Wireless telecommunications	1,807,816	48,533	(1,503)	316,487	2,171,333
Other telecommunications services	44,428	30	—	—	44,458
Buildings and facilities	3,114,475	25,292	(7,915)	82,568	3,214,420
Furniture and equipment	630,747	12,928	(6,157)	94,260	731,778
Vehicles	71,993	15,349	(4,337)	—	83,005
Land	74,677	755	(119)	—	75,313
Construction work in progress	201,486	1,110,457	(17,979)	(840,338)	453,626

	18,078,503	1,250,683	(314,873)	—	19,014,313

Accumulated depreciation	December 31, 2006	Expense	Disposals and other	December 31, 2007
Plant
Wireline telecommunications	(10,501,314)	(403,109)	262,898	(10,641,525)
Wireless telecommunications	(902,511)	(244,271)	187	(1,146,595)
Other telecommunications services	(40,142)	(3,108)	—	(43,250)
Buildings and facilities	(2,410,123)	(86,883)	1,969	(2,495,037)
Furniture and equipment	(450,342)	(90,311)	10,589	(530,064)
Vehicles	(59,334)	(8,296)	4,132	(63,498)

	(14,363,766)	(835,978)	279,775	(14,919,969)

Net book value	3,714,737			4,094,344

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2007 and 2006

And for the years ended December 31, 2007, 2006 and 2005

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

Cost	December 31, 2005	Additions	Disposals and other	Transfers	December 31, 2006
Plant
Wireline telecommunications	12,200,315	19,919	(326,021)	238,668	12,132,881
Wireless telecommunications	1,294,575	40,171	(2,007)	475,077	1,807,816
Other telecommunications services	44,428	—	—	—	44,428
Buildings and facilities	3,020,535	18,813	(19,446)	94,573	3,114,475
Furniture and equipment	526,172	9,850	(477)	95,202	630,747
Vehicles	86,003	5,233	(19,243)	—	71,993
Land	72,020	3,065	(408)	—	74,677
Construction work in progress	181,799	949,229	(26,022)	(903,520)	201,486

	17,425,847	1,046,280	(393,624)	—	18,078,503

Accumulated depreciation	December 31, 2005	Expense	Disposals and other	December 31, 2006
Plant
Wireline telecommunications	(10,361,753)	(460,837)	321,276	(10,501,314)
Wireless telecommunications	(736,328)	(166,547)	364	(902,511)
Other telecommunications services	(36,602)	(3,540)	—	(40,142)
Buildings and facilities	(2,348,346)	(80,859)	19,082	(2,410,123)
Furniture and equipment	(388,523)	(63,169)	1,350	(450,342)
Vehicles	(71,232)	(6,827)	18,725	(59,334)

	(13,942,784)	(781,779)	360,797	(14,363,766)

Net book value	3,483,063			3,714,737

As of December 31, 2007 and 2006, the balance of fully depreciated assets was Bs. 11,442,104 and Bs. 10,632,041, respectively. As of December 31, 2007 and 2006, 92% and 93%, respectively, of the fully depreciated assets relate to wireline telecommunications.

Labor and other allocable costs included under construction work in progress amounted to Bs. 37,357 and Bs. 33,637 for the years ended December 31, 2007 and 2006, respectively.

As of December 31, 2007 and 2006, construction work in progress mainly includes ongoing projects for the expansion of the cellular network under CDMA-1X technology and the new cellular network under GSM technology, expansion of the Internet broadband access network, and integration and transformation of the Company’s information systems.

During 2007, the Company began the deployment of a new cellular network with GSM technology. As of December 31, 2007, the Company has made capital expenditures of Bs. 157.253, which are included in the balance of construction work in process, and expects that this new technology will be in operation in mid-2008.

As of December 31, 2007 and 2006, the amount of non-operating assets not classified as held for sale were Bs. 776 and Bs. 1,499, respectively. Non-operating assets are mainly land and buildings. The Company’s management believes that there is no impairment of these assets.

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2007 and 2006

And for the years ended December 31, 2007, 2006 and 2005

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

6.	Information Systems (Software), Net

Information systems (software) include the cost of computer systems for internal use, net of accumulated amortization.

A reconciliation of the carrying amount at the beginning and end of the years ended December 31, 2007 and 2006 is as follows:

	2007	2006
Cost
Beginning of the year	1,625,769	1,437,000
Additions	194,938	195,681
Disposals and other	(70,569)	(6,912)

End of the year	1,750,138	1,625,769

Accumulated amortization
Beginning of the year	(1,163,829)	(1,094,651)
Expense	(121,256)	(71,016)
Disposals and other	67,292	1,838

End of the year	(1,217,793)	(1,163,829)

Net book value	532,345	461,940

During 2007, the company made significant disposals of information systems (software). The main disposal was the former billing system for wireline services (Note 11—Accounts receivable, net)

As of December 31, 2007 and 2006, the balance of fully amortized information systems (software) was Bs. 1,025,080 and Bs. 987,219, respectively.

7.	Other Assets

Other assets as of December 31, 2007 and 2006 were comprised of the following:

	2007	2006
Warranty deposits to suppliers	24,715	152,599
Assets held for sale	4,827	6,066
Other	3,389	837

	32,931	159,502

Warranty deposits to suppliers are granted to foreign suppliers while the Company obtains the foreign currency required to make payments for importation of assets and services pursuant to the current exchange control regime (Note 21—Exchange control).

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2007 and 2006

And for the years ended December 31, 2007, 2006 and 2005

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

The balance of assets held for sale includes non-operating building and land currently in the process of sale, which do not exceed their estimated market value. Beginning in October 2004, the Company’s management began a sale process through the auction of non-operating property, plant and equipment. During 2007 and 2006, assets with a carrying value of Bs. 499 and Bs. 6,066, respectively, were sold through this mechanism, with a gain of Bs. 3,251 and Bs. 4,468, respectively.

In September 2004, CANTV’s Board of Directors approved the sale of the investment in the International Telecommunications Satellite Organization (INTELSAT) to Zeus Holdings Ltd. On January 28, 2005, INTELSAT announced the closing of negotiations with Zeus Holding Ltd. The effective sale was approved for an amount of US$34,978,950, equivalent to Bs. 75,205, which generated in 2005 a realization of Bs. 110,673 corresponding to exchange gains, previously included in translation and other adjustments in the statement of changes in stockholders’ equity (Note 2 (y)—Summary of significant accounting principles and policies—Total recognized gains and losses).

8.	Other Current Assets

Other current assets as of December 31, 2007 and 2006 were comprised of the following:

	2007	2006
Value-added tax credits, net (Note 17—Taxes)	61,719	175,010
Short-term investments	57,576	70,070
Prepaid expenses	33,995	11,795
Deferred telephone directories costs (Note 2 (o)—Summary of significant accounting principles and policies—Cost and expense recognition)	16,175	8,441
Other	7,237	714

	176,702	266,030

9.	Inventories, Spare Parts and Supplies, Net

Inventories, spare parts and supplies, net as of December 31, 2007 and 2006 were comprised of the following:

	2007	2006
Network equipment inventories	296,732	205,654
Equipment for sale	289,179	624,035
Prepaid cards for sale	7,334	7,194

	593,245	836,883

Less: Allowance for obsolescence and net realizable value of equipment for sale	(127,649)	(155,744)

	465,596	681,139

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2007 and 2006

And for the years ended December 31, 2007, 2006 and 2005

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

Reconciliation of changes generated during the year ended December 31, 2007 and 2006 of the allowance for obsolescence and net realizable value of inventories is as follows:

	2007	2006
Balance at beginning of year	155,744	56,486
(Release) / expense of the period	(9,045)	110,073
Write-off	(19,050)	(10,815)

Balance at the end of year	127,649	155,744

10.	Accounts Receivable from Venezuelan Government Entities

The Company’s largest customer is the Venezuelan public sector, including the central Venezuelan Government and its centralized and decentralized entities, State-owned companies, and agencies at both the state and municipal level (collectively, Venezuelan Government entities).

On May 21, 2007, the Venezuelan Government, through the Ministry of the Popular Power for Telecommunications and Information Technology, assumed operating control of the Company, when it acquired ownership of a majority of CANTV’s shares (Note 13 (a)—Stockholders’ Equity—Capital stock).

Government entities generated approximately 7%, 9% and 8%, respectively, of the Company’s consolidated revenues for years ended December 31, 2007, 2006 and 2005.

The following table shows the aging of accounts receivable from Venezuelan Government entities as of December 31, 2007 and 2006:

	2007	2006
Years in which were originated
2007	196,139	—
2006	133,728	164,337
2005 and prior years	93,282	121,768

Total accounts receivable from Venezuelan Government entities	423,149	286,105

Less: Present value adjustment	(25,843)	(26,341)

Less: Long-term portion	(93,025)	(55,856)

	304,281	203,908

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2007 and 2006

And for the years ended December 31, 2007, 2006 and 2005

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

During the year ended December 31, 2007 and 2006, changes in accounts receivable from Venezuelan Government entities are shown below:

	2007	2006
Balance at the beginning of year	286,105	291,047
Billings	623,156	631,246
Collections and adjustments	(486,112)	(636,188)

Balance at the end of year	423,149	286,105

The amounts that central Venezuelan Government entities may pay for telecommunications services are established in annual budgets, which do not necessarily coincide with actual annual usage. As a result of these budgeting processes and for other macroeconomic reasons, a number of Venezuelan Government entities have not timely paid the Company for telecommunications services received. In addition, as a result of inflation and devaluation, the present value of these balances has been significantly reduced, since these accounts cannot bear interest.

Management has taken actions to try to reduce additional usage and recover prior years’ balances, thereby reducing accrued debt in this connection. In addition, collections are being reinforced and payment agreements are being negotiated with Venezuelan Government entities to reduce payment delays. However, there is no guarantee that the Company will not continue to experience significant delays in the collection of these receivables or that inflation and devaluation will not continue to reduce the real value of these accounts receivable. These amounts depend on Venezuelan Government annual budgets for current usage and on payments of extraordinary usage.

During the years ended December 31, 2007 and 2006, the Company has recorded adjustments against revenues of Bs. 5,300 and Bs. 11,570, respectively, in regard to the initial present value of an estimated portion of these accounts receivable, due to the projected delay in payments from Venezuelan Government entities, included as a reduction of accounts receivable from Venezuelan Government entities and as a reduction of revenues, considering an average discount rate of short-term Venezuelan National Public Debt Bonds. Any subsequent adjustment to the initial fair value estimate is recorded in results of the year.

During 2007 and 2006, payments received from Venezuelan Government entities have been in cash, and therefore, the Company’s management believes all amounts from Venezuelan Government entities will be collected in cash.

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2007 and 2006

And for the years ended December 31, 2007, 2006 and 2005

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

11.	Accounts Receivable, Net

The Company’s accounts receivable, net as of December 31, 2007 and 2006 are shown bellow:

	2007	2006
Subscribers
Wireline telecommunications	860,194	587,232
Wireless telecommunications	126,332	116,652
Other telecommunications services	157,940	117,897
International carriers, net	39,886	59,236
Phone card and prepaid card sold to distributors	69,037	63,797
Other	43,748	32,812

	1,297,137	977,626
Less: Provision for doubtful accounts	(77,348)	(62,617)

	1,219,789	915,009

Other accounts receivable as of December 31, 2007 and 2006 include Bs. 22.705 of value-added taxes paid in excess by the subsidiary CANTV.Net during 2004 and 2005 (Note 17—Taxes—Value added tax)

Unbilled revenues of Bs. 116,382 and Bs. 111,339 are included in accounts receivable as of December 31, 2007 and 2006, respectively (Note 2 (n)—Summary of significant accounting principles and policies—Revenue recognition).

Reconciliation of changes generated during the years ended December 31, 2007 and 2006 of the provision for doubtful accounts is as follows:

	2007	2006
Balance at beginning of the period	62,617	70,577
Provision for uncollectible	117,521	65,438
Write-off	(102,790)	(73,398)

Balance at the end of the period	77,348	62,617

In February 2007, the Company started operating a new billing and collection system for fixed telephony services as part of an ongoing project directed towards the integration and transformation of the Company’s information systems. During 2007, with this new system there have been technical failures in the automated processes of billing and collections for fixed telephony services.

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2007 and 2006

And for the years ended December 31, 2007, 2006 and 2005

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

12.	Cash and Temporary Investments

The composition of cash and temporary investments balances as of December 31, 2007 and 2006 is as follows:

	2007	2006
Cash and banks	301,198	213,573
Temporary investments in bolivars	420,680	593,151
Temporary investments in foreign currency	54,433	345,263

	776,311	1,151,987

As of December 31, 2007, temporary investments in bolivars bear interest rates between 8.00% and 13.50%, and temporary investments in foreign currency bear interest rates between 4.94% and 6.28%.

13.	Stockholders’ Equity

a) Capital stock

Company capital stock, all issued and fully paid, is represented by 787,140,849 shares with a nominal value of Bs. 36.9 each at December 31, 2007, 2006 and 2005, as shown below:

	Class	Number of shares
Stockholders		2007	2006	2005
Ministerio del Poder Popular para las Telecomunicaciones y la Informática (Ministry of the Popular Power for Telecommunications and Information Technology)	D	626.752.956	—	—
Banco de Desarrollo Económico y Social de Venezuela (BANDES) (Economic and Social Development Bank Fund of Venezuela)	B	51.899.999	51.899.999	51.899.999
Ministerio del Poder Popular para la Infraestructura (Ministry of the Popular Power for Infraestructure)	B	1	1	1
GTE Venholdings B.V.	A	—	196.401.427	196.401.427
GTE Venholdings B.V.	D	—	28.009.177	28.009.177
Telefónica Venezuela Holding B.V.	A	—	54.410.144	54.410.144
Banco Mercantil, C.A.	A	—	367.139	367.139
Employees and retirees	C	41.451.451	37.514.060	41.645.445
Public stockholders	D	64.153.343	407.140.119	403.263.187

		784.257.750	775.742.066	775.996.519
Workers’ benefit fund	C	2.883.099	11.398.783	11.144.330

		787.140.849	787.140.849	787.140.849

The Company’s capital stock of Bs. 2,151,299 is composed by Bs 29,047 of nominal or historical capital stock and Bs 2,122,252 of accumulated adjustment for inflation until December 31, 2003 (Note 2 (c)—Summary of significant accounting practices and policies—Adjustment for inflation).

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2007 and 2006

And for the years ended December 31, 2007, 2006 and 2005

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

All shares have the same rights for liquidation and/or dividend distribution.

Class “A” shares could only be held by former members of VenWorld, the consortium that acquired 40% of CANTV’s shares in 1991. On February 1, 2002, at a Special Stockholders’ Meeting of VenWorld, the liquidation of the Consortium was approved and shares were converted into CANTV Class “A” shares. Any Class “A” shares transferred to any entity, not a wholly-owned subsidiary of former members of VenWorld, would be automatically converted into an equal number of Class “D” shares. As of December 31, 2007, there are no holders of Class “A” shares, as all Class “A” shares were acquired by the Venezuelan Government pursuant to a public tender offer for CANTV’s shares which commenced on April 9, 2007.

Class “B” shares may only be held by the Venezuelan Government and/or other entities related to the Venezuelan Government. The transfer of Class “B” shares to any non-public individual or entity will cause these shares to be automatically converted to Class “D” shares, except if they are transferred to CANTV employees or retirees, in which case the shares will be converted to Class “C” shares. Until January 1, 2001, Class “B” stockholders had the right to elect two principal members of the Company’s Board of Directors and their alternates. Thereafter, they may elect only one principal member and the alternate. A majority of Class “B” stockholders is required to approve a number of corporate actions, including by-law amendments in certain matters.

Class “C” shares may be held only by employees, retirees, former employees, heirs and spouses of employees or retirees of CANTV and its subsidiaries, as well as workers’ companies and benefit plans. Any Class “C” shares transferred to any other individual or entity different from the aforementioned will be automatically converted to Class “D” shares. Holders of Class “C” shares have the right, voting as a separate class, to elect two principal members of the Board of Directors (from a total of nine directors) and their alternates, who must be retirees or active employees (with at least five years of continuing service) only if such Class “C” shares represent at least 8% of CANTV’s capital stock. In the event that these shares represent a percentage lower than 8% but equal or higher than 3% of the Company’s capital stock, they will be able to elect only one principal member of the Board of Directors and the corresponding alternate. In the event that these shares represent a percentage lower than 3% of the Company’s capital stock, they will not have the right to elect any member of the Board of Directors.

Class “D” shares are comprised of those resulting from the conversion of Class “A”, “B” and “C” shares as described above, and those issued pursuant to capital increases. There are no restrictions on the ownership or transfer of Class “D” shares. In accordance with CANTV’s by-laws, holders of Class “D” shares have the right to elect, voting together with the holders of other class of chares, members of the Board of Directors (principal and alternate), except for the members of the Board of Directors elected by Class “B” and “C” stockholders, as described above.

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2007 and 2006

And for the years ended December 31, 2007, 2006 and 2005

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

On January 8, 2007, the President of the Bolivarian Republic of Venezuela announced the intention to nationalize CANTV, because it is considered a strategic company for Venezuela. On February 12, 2007, the Venezuelan Government, through the Ministry of the Popular Power for Telecommunications and Information Technology, entered into a memorandum of understanding with Verizon Communications Inc. and its subsidiary GTE Venholdings B.V. (GTE Venholdings) to acquire Verizon’s equity interest in CANTV, held through its subsidiaries.

On April 9, 2007, the Venezuelan Government commenced concurrent public tender offers in Venezuela and the United States of America for CANTV’s common shares and American Depositary Shares (ADS) at a price of U.S.$2.12 per share (equivalent to Bs. 4,560.43 per share calculated at the official exchange rate in effect at the closing date) and U.S.$14.85 per ADS, expiring on May 8, 2007.

On May 16, 2007, the Venezuelan Government announced that it had acquired, through the Ministry of the Popular Power for Telecommunications and Information Technology, during the tender offer in the United States of America, 61,257,605 ADSs (representing an aggregate of 428,803,235 common shares) pursuant to the tender offer in the United States of America, and 197,949,721 common shares pursuant to the tender offer in Venezuela. The tendered common shares and ADSs included all common shares and ADSs previously held by Verizon, through its subsidiaries, and by the other Class “A” shareholders.

Class “D” shares are traded on the Caracas Stock Exchange, and were traded on the NYSE in the form of ADSs, each representing seven Class “D” shares.

On May 11, 2007, the NYSE notified CANTV that it had suspended CANTV’s ADS from trading on the exchange because it had determined that CANTV was no longer suitable for listing in light of the circumstances following the tender offer whereby by the Venezuelan Government assumed control of CANTV, and the NYSE commenced the formal delisting process. CANTV has not arranged for listing of the ADSs on another United Sates securities exchange or for quotation of CANTV’s securities on any other quotation system in the United States of America. Investors that wish to make a trade with ADSs should contact their brokers for information on the ability to make trades with ADS in the over-the-counter market or exchange their ADSs for underlying Class “D” shares and make a trade with such shares on the Caracas Stock Exchange where such shares are listed.

On June 18, 2006, the NYSE filed in the SEC the notification of the suspension of trading of CANTV’s ADSs and the withdrawal of CANTV from that stock exchange, effective June 28, 2007.

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2007 and 2006

And for the years ended December 31, 2007, 2006 and 2005

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

The ADSs and the underlying Class “D” shares remain registered under the Securities Exchange Act of 1934, as amended (the Exchange Act of 1934), and the suspension and termination of listing of the ADSs by the NYSE does not automatically suspend or terminate CANTV’s reporting obligations under the Exchange Act of 1934. As a result, CANTV is still required to continue to comply with its obligations to submit reports to the SEC until such time as it terminates the registration of the ADS in accordance with the SEC’s rules. If CANTV is no longer required to comply with its reporting obligations under the Exchange Act of 1934, the information CANTV would be required to furnish to holders of ADSs will be substantially reduced. As of March 10, 2008, this deregistration process has not been completed.

b) Dividends

The Venezuelan Code of Commerce, the Venezuelan Capital Markets Law and the standards issued by the CNV regulate the Company’s ability to pay dividends. The Venezuelan Code of Commerce establishes that dividends shall be paid solely out of “liquid and collected earnings.” The Venezuelan Capital Markets Law stipulates that the Company must distribute annually no less than 50% of its net annual income to its stockholders, after income tax and legal reserve deductions. Likewise, the Capital Markets Law establishes that at least 25% of such 50% shall be distributed in cash. However, if the Company has accumulated losses, net income shall be used to offset such deficit.

According to CNV standards, unconsolidated net income, excluding the equity participation in subsidiaries, is the basis for dividend distribution.

Net income for the year ended December 31, 2007, including dividends received from subsidiaries, available for dividend distribution at CANTV’s level as an individual legal entity, is as follows:

Unconsolidated net income for 2007	1,023,927
Less: equity participation in subsidiaries	(510,409)

Income available as basis for declaring dividends	513,518
Plus: Dividends paid by subsidiaries during 2007	463,251

Net income available as base for distribution after considering dividends from subsidiaries	976,769

The minimum required dividend to be distributed for the year ended December 31, 2007 is Bs. 488,382, which was recognized as a liability in the consolidated balance sheet, less the portion that corresponds to the workers’ benefit fund of Bs. 1,789, which is eliminated for consolidation purposes.

The Venezuelan Capital Markets Law establishes that dividends must be declared in a Stockholders’ Meeting at which the stockholders determine the amount, form and frequency of dividend payments. Furthermore, under CNV regulations, companies’ by-laws must state their dividend policies.

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2007 and 2006

And for the years ended December 31, 2007, 2006 and 2005

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

Beginning in 2002, the Company established guidelines for the annual dividend distribution. These guidelines call for the distribution to stockholders of 50% of the annual free cash flow, which is defined as cash flows provided by operating activities, less cash flows used in investment activities, based on the audited financial statements, net of debt and interest payments scheduled for the following year. Annual payment of dividends will be made in bolivars following recommendations by the Board of Directors and approval by the Regular Stockholders’ Meeting and could be paid in quarterly installments.

On March 30, 2007, a Regular Stockholders’ Meeting declared a cash dividend of Bs. 922.07 per share to be paid on April 18, 2007 to stockholders of record at April 12, 2007.

On November 27, 2006, an Extraordinary Stockholders’ Meeting declared a cash dividend of Bs. 307.14 per share to be paid on December 13, 2006 to stockholders of record at December 6, 2006.

On March 31, 2006, a Regular Stockholders’ Meeting declared a cash dividend of Bs. 700 per share to be paid on April 27, 2006 to stockholders of record at April 18, 2006.

On March 31, 2005, a Regular Stockholders’ Meeting declared a cash dividend of Bs. 505 per share to be paid on April 27, 2005 to stockholders of record at April 20, 2005.

c) Workers’ benefit fund

In 1993 the Company set up a bank trust fund known as the “Benefit Fund” with the purpose of acquiring Class “C” shares representing up to 1% of CANTV’s capital stock as of December 2, 1991, to be distributed to its workers in accordance with benefit plans promoted by the Company, one of which is the “Excellence Award.” This contribution is recognized as an expense to the extent that the workers receive stock awards, which are granted to employees at no cost. On October 24, 2001, a Special Stockholders’ Meeting approved the increase of this fund via the purchase of Class “C” shares of up to 2% of the Company’s capital stock as of December 2, 1991. As December 31, 2007 and 2006, the trust maintains 2,883.099 and 11.398.783 shares, respectively, presented in a separate account as a reduction in the consolidated statement of changes in stockholders’ equity.

Trust fund assets are consolidated as part of the Company’s consolidated balance sheet and these Class “C” shares are presented as a reduction of stockholders’ equity.

The shares in the trust are recorded at acquisition cost. Fair value of the shares granted during the period was determined based on the market value of the shares at the granting date. The Company recognizes an expense as shares are granted to workers, based on their market value. Shares may be granted at the Company’s discretion. During the years ended December 31, 2007 and 2006, the numbers of shares granted to employees were 288,125 and 310,080, respectively, and the related expense recognized was Bs. 2,182 and Bs. 2,089, respectively.

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2007 and 2006

And for the years ended December 31, 2007, 2006 and 2005

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

In September 2007, the Company conducted a plan to award Class “D” shares to active employees and retirees, as part of a commitment made by the Ministry of the Popular Power for Telecommunications and Information Technology in connection with the tender offer. The plan consisted of granting one share for each two shares owned by each employee and retiree as of May 28, 2007. Pursuant to this plan, 9,577,859 shares were granted to 5,017 employees and retirees, and the related expense recognized was Bs. 26,100.

d) Stock option

In January 2003 the Board of Directors approved a stock option agreement, pursuant to which CANTV had the obligation to sell 875,000 CANTV common Class “D” shares at a fixed price of Bs. 2,697.26 per share, exercisable in whole or in part by the counterparty and expiring in January 2013. CANTV was able to choose to honor this commitment through a cash payment equal to the total difference between the market value of shares at the exercise date and the price referred into the option. In February 2007, this agreement was terminated by the counterparty and the option was not exercised. Therefore, as of December 31, 2007, there is no provision recorded for this stock option agreement. As of December 31, 2006, there was provision of Bs. 5.996 to cover the total difference calculated at that date (intrinsic value), which was reversed in the 2007 results of operations.

e) Legal reserve

The Company and each one of its subsidiaries are required, under the Venezuelan Code of Commerce and their corporate by-laws, to transfer at least 5% of each year’s net income to a legal reserve in stockholders’ equity until such reserve equals at least 10% of capital stock. This reserve is not available for dividend distribution to stockholders.

14.	Debt Obligations

Debt obligations as of December 30, 2007 and 2006 were comprised of the following:

	2007	2006
Bank loans in Japanese yen at a fixed annual rate of 5.8%, maturing in 2009	30,834	48,839
IFC loans in U.S. dollars at six-month LIBOR interest rates plus a financial margin of 2%, maturing in 2007	—	9,406

Total debt obligations	30,834	58,245

Less: Current portion	(20,556)	(28,942)

Total long-term debt	10,278	29,303

In February 1990, the Company entered into a loan with the Japan Bank for International Cooperation (formerly The Export—Import Bank of Japan) for ¥16,228 million, which was used for technological changes in the transmission and urban connection network. This loan is being repaid semi-annually and as of December 31, 2007, the outstanding balance is ¥1,622.8 million.

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2007 and 2006

And for the years ended December 31, 2007, 2006 and 2005

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

In 1997 Movilnet signed an agreement with the International Finance Corporation (IFC) for two loans totaling US$95 million, which were drawn down during 1998. These loans were used for expansion and modernization of the cellular network. The final installment of this loan was paid in July 2007.

As of December 31, 2007, estimated debt payments are: Bs. 20,556 in 2008 and Bs. 10,278 in 2009, as translated into bolivars at the exchange rate at this date. The Company’s management considers that estimated fair value of debt approximates its book value as of December 31, 2007.

15.	Retirement Benefits

a) Pension plan

The Company sponsors a defined benefit pension plan for its employees. The benefits to be paid under the plan are based on the employees’ years of service and final salary. As of December 31, 2007 and 2006, the Company has trusts funds related to this plan that have assets with a fair value of Bs. 862,298 (includes US$349.3 million) and Bs. 968,681 (includes US$343.4 million), respectively, to cover plan benefits for eligible employees. Plan assets denominated in foreign currency are converted to bolivars using the official exchange rate.

During 2007, as part of the “Acuerdo Marco” (Master Agreement) and the “Mesa de Conciliación” (Mediation Board) (Note 15 (b)—Retirement benefits—Pension litigation and Court Ruling), the Company agreed to comply with the Venezuelan Supreme Court ruling issued on December 13, 2006 and to voluntarily accept the amounts calculated in accordance with this decision and proceeded to increase the amounts paid to retirees according to the salary increase established in the Company’s 2007-2009 collective bargaining agreement. Additionally, the Company agreed to include as part of the pension plan a monthly incentive called “Bono Solidario” (monthly incentive), which began in January 2008, and covered 7,243 retirees but did not cover retirees’ survivors. Management does not contemplate increasing the amount of this additional incentive in the future.

The components of pension expense, included as labor and benefits for the years ended December 31, 2007, 2006 and 2005 are as follows:

	2007	2006	2005
Cost incurred during the year	30,265	18,808	17,305
Interest cost on projected benefit obligation	409,511	286,320	145,874
Expected return on assets	(209,169)	(153,445)	(158,772)
Additional pension obligation due to Supreme Court ruling, “Acuerdo Marco” (Master Agreement) and “Bono Solidario” (monthly incentive), including the effects on the other components of the pension expense during the year (Note 15 (b)—Retirement benefits—Pension litigation and Court Ruling)	362,162	23,043	694,916
Curtailment and settlement loss	—	—	56,909
Amortization of actuarial losses	26,680	1,341	—

	619,449	176,067	756,232

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2007 and 2006

And for the years ended December 31, 2007, 2006 and 2005

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

The accrued pension plan obligations as of December 31, 2007 and 2006 are as follows:

	2007	2006
Active employees	792,259	659,622
Retirees	1,377,242	1,166,335

Projected benefit obligations	2,169,501	1,825,957
Funded amount in trusts at fair value	(862,298)	(968,681)
Past service cost	(5,935)	—
Unrecognized net actuarial loss	(256,671)	(282,224)

Net pension obligations (including current portion of Bs. 214,111 and Bs. 154,087, respectively)	1,044,597	575,052

Unrecognized net actuarial losses are generated mainly from changes in future estimated inflation rates which have a significant impact on pensions since they are not increased by inflation. The greater the projected inflation rates, the lower the present value of the projected benefit obligation. Due to the volatility of the Venezuelan economy, projected inflation rates are revised every year.

During 2005, the Company negotiated with some targeted employees a voluntary special termination program, which consisted of the following:

a)	Immediate retirement at earlier age than otherwise contemplated by the formal plan rules;

b)	Pension benefits calculated as per formal plan rules was supplemented by an amount depending on negotiated agreement with the individual targeted; and

c)	A lump sum payment of Bs. 20,923 was also made to targeted individuals.

The total impact of this specific negotiation was an additional obligation of Bs. 56,909, including the lump-sum payments. This amount was recognized as a curtailment and settlement loss in 2005. The formal pension plan rules were not modified.

Reconciliation of the changes generated during the years ended December 31, 2007 and 2006, in the amount of assets in trusts at fair value is as follows:

	2007	2006
Amount in trusts at fair value at beginning of year	968,681	710,392
Additions	—	171,782
Payments	(166,116)	(39,778)
Actual return on investments	59,733	126,285

Amount in trusts at fair value at end of year	862,298	968,681

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2007 and 2006

And for the years ended December 31, 2007, 2006 and 2005

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

Percentages by type of investment of the fair value of the pension plan assets are as follows:

	2007%	2006%
Equity securities	56.8	50.2
Debt securities	41.4	48.8
Cash and temporary investments	1.8	1.0

	100.0	100.0

Reconciliation of changes generated during the years ended December 31, 2007 and 2006 in the net pension liability recognized is as follows:

	2007	2006
Net pension liability at the beginning of the year	575,052	684,844
Expense of the year	619,449	176,067
Payments and contributions during the year	(149,904)	(285,859)

Net pension plan liability at the end of the year	1,044,597	575,052

Assumptions used to calculate the projected benefit obligations are shown below:

	2007%	2006%
Discount rate	9.30	6.51
Expected return on plan assets	6.25	7.00
Compensation increase rate	2.00	1.96
Urban minimum wage increase (as % of projected inflation)	100.00	100.00

The long-term assumptions represent estimates of average real interest and compensation increase rates, to which the estimated inflation rate is added to convert them into nominal rates. Projected inflation rates used for the calculation of liabilities as of December 31, 2007 and 2006 were as follows:

2007

Year	Rate %	Year	Rate %	Year	Rate %
2008	15.1	2012	9.8	2016	11.5
2009	12.1	2013	9.1	2017	11.0
2010	12.1	2014	14.9
2011	11.0	2015	12.9

After 2018, projected inflation fluctuates between 9.9% and 14.8% until 2023 and remains on 12.1% flat thereafter.

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2007 and 2006

And for the years ended December 31, 2007, 2006 and 2005

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

2006

Year	Rate %	Year	Rate %	Year	Rate %
2007	18.0	2011	16.1	2015	18.4
2008	21.5	2012	14.3	2016	17.3
2009	19.9	2013	21.4
2010	18.1	2014	19.9

After 2017, projected inflation fluctuated between 15.5% and 20.1% until 2022 and remained on 16.8% flat thereafter.

The mortality assumption for the years ended December 31, 2007 and 2006 was based on UP94 Mortality Table (projected to 2000); specimen rates being as follows (number of deaths per 1,000,000):

Age	Male	Female
25	669	288
35	888	481
45	1,569	950
55	4,241	2,350

b) Pension litigation and Court Ruling

In September 2004, the Sala de Casación Social del Tribunal Supremo de Justicia (the Social Chamber of the Supreme Court) issued its ruling dismissing the pension payments litigation brought against CANTV by the Federación Nacional de Jubilados y Pensionados de Teléfonos de Venezuela (FETRAJUPTEL) (National Federation of CANTV Retirees and Pensioners). In January 2005, the Constitutional Chamber of the Supreme Court allowed an appeal filed by some members of the Asociación de Jubilados y Pensionados de Teléfonos de Venezuela (AJUPTEL-Caracas) (Caracas Association of CANTV Retirees and Pensioners) against the decision of the Social Chamber of the Supreme Court issued in September 2004. The Constitutional Chamber of the Supreme Court declared the prior decision annulled and remanded the case to the Social Chamber of the Supreme Court for a new ruling consistent with its decision. The Constitutional Chamber of the Supreme Court’s decision, issued in January 2005, also indicated that retiree pensions would be subject to adjustment up to the official minimum urban wage.

In January 2005, CANTV’s management, based on the opinion of its external legal counsels, believed at the time that certain matters under court review would be decided on appeal in favor of CANTV, and the Company estimated for year-end 2004 a provision to cover the potential additional liability with respect to the remaining matters. In accordance with the applicable accounting principles, the estimated effect in the pension projected benefit obligation was Bs. 71,918, which was recorded in the consolidated financial statements of 2004 as a provision for pension.

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2007 and 2006

And for the years ended December 31, 2007, 2006 and 2005

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

On July 26, 2005, the Social Chamber of the Supreme Court issued its revised decision in the lawsuit brought by FETRAJUPTEL regarding the adjustment of pensions of retirees of CANTV. The decision required CANTV to adjust the pensions of retirees up to the official minimum urban wage, retroactive to December 30, 1999. In addition, the decision indicated that pensions below the official minimum urban wage should be adjusted in proportion to the salary increases that resulted from the collective bargaining process from January 1, 1993 to December 1999. This decision applies to current and future retirees and their eligible survivors. On October 14, 2005, the Social Chamber of the Supreme Court denied a request for clarification of the July 26, 2005 decision filed by the parties.

On December 31, 2005, CANTV, based on the interpretation of the ruling that required that pensions paid after December 30, 1999 should not be lower than the official minimum urban wage, recorded an additional expense and raised to Bs. 764,553 its accumulated provision related to additional pension obligations due to the Supreme Court ruling to reflect the estimated additional pension liability, which was estimated based on actuarial calculations including the retroactive payments and the projected benefit obligation, and incorporating the new assumption related to the minimum urban wage increase as a percentage of projected future inflation.

The execution of the Social Chamber of the Supreme Court’s ruling was being administered by the Juzgado Quinto de Primera Instancia de Sustanciación, Mediación y Ejecución del Área Metropolitana de Caracas, (the Execution Court) (the Fifth Court of First Instance of Substantiation, Mediation and Execution of the Metropolitan Area of Caracas), which appointed the Central Bank of Venezuela to perform the necessary calculations to determine the actual amounts due to the beneficiaries. On June 6, 2006, the Central Bank of Venezuela concluded its analysis of damages but failed to specify the amount payable by CANTV to each retiree pursuant to the Social Chamber of the Supreme Court’s ruling, and defined eight possible payment scenarios depending on the inclusion of different items. Both parties objected the analysis, and therefore, the Execution Court appointed the Ministry of the Popular Power for Finance and the Servicio Nacional Integrado de Administración Aduanera y Tributaria (SENIAT) (the National Integrated Service of Customs and Taxes) to perform a new expert calculation.

Pursuant to the ruling of the Social Chamber of the Supreme Court’s, CANTV agreed to adjust current pension payments up to the official minimum urban wage beginning February 1, 2006. However, in accordance with the criteria of the Execution Court, valid adjustments could only be made individually upon written request from the beneficiary whose pension fell below the minimum urban wage level.

On August 2, 2006, the Execution Court issued its ruling in which revoked the appointment of the Ministry of the Popular Power for Finance and appointed the General Controller of the Republic in its place.

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2007 and 2006

And for the years ended December 31, 2007, 2006 and 2005

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

In August 2006, the Execution Court in charge of administering the decision of the Social Chamber of the Supreme Court decided that beginning September 1, 2006, CANTV must adjust all retirees’ pensions that were lower than the official minimum urban wage to the new effective minimum urban wage established by the Venezuelan Government, and it lifted the written request requirement. Beginning September 1, 2006, none of CANTV’s pension beneficiaries is collecting monthly pension payments lower than the minimum urban wage.

On November 14, 2006, the General Controller of the Republic and SENIAT issued the new expert report.

On December 13, 2006, the Juzgado Trigésimo Séptimo de Primera Instancia de Sustanciación, Mediación y Ejecución del Trabajo del Circuito Judicial del Área Metropolitana de Caracas, (the Thirty Seventh Court of First Instance of Substantiation, Mediation and Labor Execution of the Circuit Court of the Metropolitan Area of Caracas) announced its ruling that the amounts due and the corresponding payments to retirees had been finally determined, and the calculations of the two new independent experts were delivered as ordered by the Execution Court. CANTV agreed to make the retroactive payments to more than 4,000 retirees to provide an adjusted pension equal to the minimum wage pursuant to the Execution Court’s decision. For the cases CANTV had accepted, the final determination of retroactive payments resulted in an additional Bs. 23,043 pension obligation expense and liability. However, CANTV appealed the decision expressing disagreement with the expert’s methodology and benefits calculation, mainly in those cases in which pension adjustments would result in payments in excess of the minimum wage. In 2006, CANTV created a trust funded with Bs. 153,859 in order to cover the retroactive obligation as a result of the Supreme Court ruling.

On April 16, 2007, the Tribunal Segundo Superior para el Régimen Procesal Transitorio del Área Metropolitana de Caracas (the Second Court for the Transitory Procedural Regime of the Circuit Court of the Metropolitan Area of Caracas) announced its decision on the determination of retroactive payments performed by the appointed experts and approved by the Thirty Seventh Court of First Instance of Substantiation, Mediation and Labor Execution of the Metropolitan Area of Caracas on December 13, 2006. The decision rejected the majority of the claims introduced by pension beneficiaries and also declined to consider CANTV’s claim regarding the calculations of amounts exceeding the official minimum urban wage benefits. On April 24, 2007, CANTV filed an appeal with the Social Chamber of the Supreme Court of the decision of the Second Court for the Transitory Procedural Regime of the Circuit Court of the Metropolitan Area of Caracas of the calculations performed by the experts with respect to amounts exceeding the official minimum urban wage benefits.

On July 13, 2007, CANTV announced that it agreed to accept the decision issued on December 13, 2006 by the Thirty Seventh Court of First Instance of Substantiation, Mediation and Labor Execution of the Circuit Court of the Metropolitan Area of Caracas, which was confirmed on April 16, 2007 by the Second Court for the Transitory Procedural Regime of the Circuit Court of the Metropolitan Area of Caracas. CANTV thereby agreed to accept the final

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2007 and 2006

And for the years ended December 31, 2007, 2006 and 2005

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

decision to be rendered by the Social Chamber of the Supreme Court in the appeal of the decision of the Second Court for the Transitory Procedural Regime of the Circuit Court of the Metropolitan Area of Caracas. In the event that the appeal was admitted, the Company would pay any additional amounts due to retirees as a result of the final ruling.

In August 2007, CANTV proposed the execution of an “Acuerdo Marco” (Master Agreement) by the retirees in order for them to receive the corresponding retroactive pension payments.

In September 2007, the Venezuelan Attorney General’s Office recommended that retirees sign the “Acuerdo Marco” (Master Agreement) at the “Mesa de Conciliación” (Mediation Board) at the Supreme Court, so that any differences or calculation errors as well as any other disagreements regarding any items to be recognized could be resolved in that setting. On October 10, 2007 CANTV and its retirees began meetings at the Supreme Court for the signing of the “Acuerdo Marco” (Master Agreement) and installed the “Mesa de Conciliación” (Mediation Board) in Caracas and in other five regions of the country.

The “Acuerdo Marco” (Master Agreement) contemplates payments to retirees of the amounts established in the decision issued by Thirty Seventh Court of First Instance of Substantiation, Mediation and Labor Execution of the Circuit Court of the Metropolitan Area of Caracas, which was confirmed on April 16, 2007 by the Second Court for the Transitory Procedural Regime of the Circuit Court of the Metropolitan Area of Caracas. Additionally, CANTV updated the amounts due to the payment date and increased the amounts to be paid to its retirees based on the salary increase established in the collective bargaining agreement for 2007-2009. The “Acuerdo Marco” (Master Agreement) covers all retirees identified in this court decision and all those who decide to become parties. In addition, CANTV decided to extend the “Acuerdo Marco” (Master Agreement) to the retirees’ survivors, subject to legal certification of their status and in accordance with applicable law after being legally certified of their condition and according to the legal regulations.

As of December 31, 2007, 7,239 retirees representing 89% of all total CANTV retirees, have signed the “Acuerdo Marco” (Master Agreement). During 2007, the payments made related to the December 13, 2006 court decision were Bs. 166,116.

During 2007, as a consequence of the “Acuerdo Marco” (Master Agreement), the Company recorded an additional expense of Bs. 291.068, which includes Bs. 77,178 of retroactive benefits. In addition, the Company recorded as an expense Bs. 71,094 for the “Bono Solidario” (monthly incentive), which, beginning in January 2008, is being paid to the retirees as determined during the “Mesa de Conciliación” (Mediation Board) process managed by the Social Chamber of the Supreme Court.

During the period that this labor claim was under litigation, the Company followed IAS 37, “Provisions and contingent liabilities,” for measurement and disclosure. Under this approach, the total estimated additional obligation was immediately recognized as expense. In August 2005, after a final court ruling was issued, the total contingent liability that was recognized

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2007 and 2006

And for the years ended December 31, 2007, 2006 and 2005

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

under IAS 37 was transferred to the pension obligations. Thereafter, the Company has followed IAS 19, “Employee benefits,” for measurement and disclosure of this additional pension obligation.

c) Post-retirement benefits other than pensions

The Company records medical expenses related to accrued post-retirement benefits other than pensions, based on actuarial calculations.

The components of other post-retirement benefits expense, included as labor and benefits for the years ended December 31, 2007, 2006 and 2005 are as follows:

	2007	2006	2005
Benefits earned during the year	18,716	13,795	12,110
Interest cost on projected benefit obligation	288,108	182,179	181,983
Curtailment loss	—	—	24,430
Past service cost	6,601	—	—
Amortization of actuarial losses	14,528	—	—

	327,953	195,974	218,523

The accrued other post-retirement benefit obligations as of December 31, 2007 and 2006 are as follows:

	2007	2006
Active employees	411,369	343,426
Retirees	1,186,108	853,102

Accumulated post-retirement benefit obligation	1,597,477	1,196,528
Unrecognized net actuarial loss	(338,885)	(177,742)

Accrued post-retirement benefit obligations (including current portion of Bs. 110,030 and Bs. 88,188, respectively)	1,258,592	1,018,786

Reconciliation of changes generated during the years ended December 31, 2007 and 2006 in the net liability recognized is as follows:

	2007	2006
Accrued post-retirement benefit obligations at the beginning of the year	1,018,786	893,854
Expense of the year	327,953	195,974
Payments made during the year	(88,147)	(71,042)

Accrued post-retirement benefit obligations at the end of the year	1,258,592	1,018,78

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2007 and 2006

And for the years ended December 31, 2007, 2006 and 2005

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

Assumptions used to calculate post-retirement benefit obligations are shown below:

	2007%	2006%
Discount rate	9.30	6.49
Projected medical cost increase	2.80	2.00

The long-term assumptions used for other post-retirement benefits represent estimates of average real interest and compensation increase rates, to which the estimated inflation rate is added to convert them into nominal rates.

Actuarial assumptions are annually reviewed and changed due to the volatility of the Venezuelan economy. During 2005 the long-term actuarial assumptions were reviewed, and based on this the only change made was on the projected inflation. As a result of the Supreme Court ruling described in section (b) of this note, in 2005 the Company developed an assumption to project the minimum urban wage increases.

At the end of 2006, the actuarial assumptions were revised. Based on additional analysis performed by management, the mortality table changed from 1951 Annuity Mortality Table to UP94 Mortality Table (projected to 2000), which is a better match to CANTV’s mortality experience in recent years. Additionally the projected inflation rates were updated according to the current economics expectation in the country. The effects of these changes in estimates were accounted as accumulated actuarial losses.

During 2007, as part of the agreements reached with retirees, CANTV provided certain special benefits consisting of wireline and wireless services to its retirees. The Company’s management believes that these telephony benefits do no represent an additional cost and that they will generate sufficient revenues to cover the related costs.

d) Defined contribution pension plan

During 2007, the Company decided to establish a defined contribution pension plan for all employees of the subsidiaries Movilnet, CANTV.Net and Caveguías, and for those employees of CANTV who began their employment on May 21, 2007 or thereafter. The plan comprises a 3% contribution from the employee and 3% contribution from the Company. During the year ended December 31, 2007, the Company recorded Bs. 2,580 for this expense in the consolidated statement of operations.

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2007 and 2006

And for the years ended December 31, 2007, 2006 and 2005

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

16.	Other Current Liabilities

Other current liabilities as of December 30, 2007 and 2006 were comprised of the following:

	2007	2006
Concession tax (Note 3—Concessions and telecommunications regulation—Concession agreement)	121,769	99,622
Subscriber reimbursable deposits	5,600	35,213
Advances received from the Universal Service Fund	14,785	18,017
Accrued liabilities	85,033	91,512
Municipal and other taxes	6,539	23,879
Interest payable	2,392	3,245
Other	19,185	9,800

	255,303	281,288

Subscriber reimbursable deposits represent warranty payments from wireline subscribers when services are activated, which must be refunded when the subscription is cancelled. During 2007 and 2006, based on management analysis and in accordance with the Venezuelan Telecommunications Law, Bs. 35.025 and Bs. 43,083, respectively, were recognized as income related to subscriber deposits of customers who lost the refund rights due to a default in compliance of their contract terms.

Advances received from the Universal Service Fund relate to funds received from CONATEL for the installation, operation, administration and maintenance of telecommunications infrastructure for the two projects assigned to CANTV according to the agreements subscribed with CONATEL (Note 3 (d)—Concessions and telecommunications regulation—Regulation—Universal Service Fund).

Accrued liabilities mainly include employee’s withholding and employer’s contributions payable according to labor regulations.

17.	Taxes

Income tax

According with current legislation, CANTV and its subsidiaries must individually pay income tax computed under the historic cost convention, plus or minus the inflation adjustment of non-monetary assets and liabilities and of initial stockholders’ equity for tax purposes.

The main reconciling items between the financial and tax result relate to the effect of the regular inflation adjustment for tax purposes, the provision for uncollectible accounts, pension plan and provisions for litigation.

The Venezuelan Income Tax Law authorizes a tax credit for new investments in property, plant and equipment. Any portion of the credit not used in the year it arises may be carried forward for three years.

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2007 and 2006

And for the years ended December 31, 2007, 2006 and 2005

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

Pursuant to the Partial Amendment to the Income Tax Law effective October 22, 1999, tax credits for new investments in property, plant and equipment were available for up to 10% of the investments for the five years following the enactment of this law, effective until December 31, 2004.

On December 28, 2001, the Venezuelan Government published a Partial Amendment of the Venezuelan Income Tax Law. Certain interpretations of the Venezuelan Income Tax Law concluded that investment tax credits were effective for the five years following the enactment of the 2001 Amendment, making them available until December 28, 2006. This interpretation was not accepted by SENIAT. Accordingly, the Company stopped recording investment tax credits since January 1, 2005.

On July 10, 2006, the Company received the opinion from SENIAT agreeing to apply investment tax credits until December 28, 2006. Accordingly, the Company’s management prepared substitute tax returns for fiscal year 2005, which resulted in Bs. 91,205 in tax credits, which reduced the 2006 income tax expense. As of December 31, 2007 and 2006, the Company did not have any carry-forward tax credits available to be compensated in future periods.

On September 25, 2006, the Venezuelan Government published, in the Official Gazette of Venezuela No. 38,529, the Partial Amendment of the Venezuelan Income Tax Law. This Amendment includes the extension of 10% investment tax credits on telecommunications companies for five additional years.

The Venezuelan Income Tax Law also allows tax losses to be carried forward and recovered over three years from the year they were incurred and over one year for tax losses from tax inflation adjustments. As of December 31, 2007 and 2006, the Company did not have tax losses to be carried forward in future years.

The (benefit) provision for income taxes for the years ended December 31, 2007, 2006 and 2005 is as follows:

	2007	2006	2005
Current	302,018	186,576	147,881
Deferred (benefit)	(552,461)	(337,460)	(357,426)

	(250,443)	(150,884)	(209,545)

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2007 and 2006

And for the years ended December 31, 2007, 2006 and 2005

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

Reconciliation between total income taxes presented in the consolidated statement of operations and the amount that would be computed by applying the statutory income tax rate to income before income taxes, is as follows:

	2007	%	2006	%	2005	%
Accounting income before income tax	773.484		979,491		4,863
Statutory income tax rate	34%		34%		34%

Theoretical tax provision at statutory income tax rate	262,985	34.0	333,027	34.0	1,653	34.0
Tax inflation adjustment of the year, net	(415,769)	(53.8)	(262,566)	(26.8)	(208,319)	(4,283.8)
Investment tax credits	(141,721)	(18.3)	(199,761)	(20.4)	—	—
Other non-taxable and non-deductible items, net	44,062	5.7	(21,584)	(2.2)	(2,880)	(59.2)

Income tax (benefit)	(250,443)	(32.4)	(150,884)	(15.4)	(209,545)	(4,309.0)

The components of deferred income tax asset as of December 31, 2007 and 2006 are as follows:

	2007	2006
Provision for uncollectible	26,302	21,453
Provision for inventories’ obsolescence and net realizable value	43,386	51,483
Concession and municipal taxes	48,420	42,642
Pension and other post-retirement benefit obligations	783,145	539,884
Accruals not deductible until paid	39,944	47,446
Differences in tax vs. book value of non monetary assets originated mainly due to inflation adjustment for tax purposes	702,552	414,016
Provision for litigation	76,404	50,768

Total deferred tax asset	1,720,153	1,167,692

The amount of the non-current portion of deferred tax that is expected to be recovered or settled over 12 months is Bs. 1,478,271 and Bs. 933,271 for 2007 and 2006, respectively.

Tax dividend

Dividends declared by Venezuelan companies, generated by net income in excess of the taxable net income determined in conformity to the Income Tax Law, will be subject to a tax dividend at the moment of payment. These dividends will be subject to a proportional tax rate of 34%. This tax is subject to a total withholding at the moment of payment. Stock dividends will be subject to an advance income tax of 1% over the total amount of the dividend declared, which will be credited to the proportional income tax to be paid in the final tax return.

Value added tax

The value added tax is based on a tax credit system and applies to the different stages of production and sales. It is payable based on the value added at each of these stages. The value added tax rate is set annually through the Venezuelan Budget Law and as of December 31, 2007 the applicable rate is 9% (14% from October 2005 until February 2007, and 11% from February 2007 until July 2007). The Value Added Tax Law also introduced effective September 2002, an additional 10% tax on defined luxury goods and services.

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2007 and 2006

And for the years ended December 31, 2007, 2006 and 2005

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

During 2006 and 2007, the subsidiary CANTV.Net detected value-added taxes paid in excess during 2004 and 2005. The subsidiary’s management introduce a reimbursement request to SENIAT, and at this date ignores the amount that would be recognized by SENIAT and when the reimbursement would be made.

Bank debit tax

The bank debit tax is levied upon debits or withdrawals made from current and savings accounts, custody deposits, or any other type of demand deposit, liquid asset funds, trust funds and other financial market funds or financial instruments transacted by individuals or corporations with Venezuelan banks and financial institutions for transactions in excess of 40 tax units. The applicable tax rate was 0.5% for the years ended December 31, 2006 and 2005. During the years ended December 31, 2006 and 2005, the Company incurred bank debit tax expense of Bs. 2,427 and Bs. 20,072, respectively. On February 8, 2006, the Law repealing this tax was published in Official Gazette of Venezuela No. 38,375, effective beginning February 10, 2006.

Financial transactions tax

On October 5, 2007, the extraordinary Official Gazette of Venezuela No. 5,852, was published the Financial Transactions of Corporations and Unincorporated Economic Entities, which will start on November 1, 2007 and will remain in force until December 2008, which establishes that debits in bank accounts, custody deposits or any other type of demand deposit, liquid asset funds, trust funds and other financial market funds or financial instruments transacted, performed in banks or other financial institutions, a 1.5% tax will apply. This tax is not deducible from the income tax. This Law establishes that all Government entities with or without enterprise purposes are exempt of this that, by this reason, CANTV and its subsidiaries are exempt of this tax.

Municipal tax on telecommunications services

In accordance with the Municipal Power Organic Law, which became effective on January 1, 2006, a tax is established based on gross revenues effectively earned in the tax period for telecommunications activities in the municipality. This tax is different to the taxes established on the Telecommunications Law.

The applicable rate for telecommunications activities could not exceed 1% until the Telecommunications Law establishes another rate. The telecommunications companies should adapt the information systems to provide billing information for each municipality.

For the years ended December 31, 2007 and 2006, the Company has incurred Bs. 82,553 and Bs. 65,603, respectively, in municipal tax on telecommunications services included in the accompanying consolidated statement of operations is presented as concession and other taxes.

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2007 and 2006

And for the years ended December 31, 2007, 2006 and 2005

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

18.	Transactions with Related Parties

On May 21, 2007, the Venezuelan Government, through the Ministry of the Popular Power for Telecommunications and Information Technology, assumed operating control of the Company, when it acquired a majority of CANTV’s outstanding shares following the completion of a tender offer (Note 13 (a)—Stockholders’ Equity—Capital stock).

The Company’s largest customer is the Venezuelan public sector, including the central Venezuelan Government and its centralized and decentralized entities, State-owned companies, and agencies at both the state and municipal level (Note 10—Accounts receivable from Venezuelan Government entities). Additionally, during 2007, the Company recorded as expenses Bs. 38,611 for basic services of electricity, water supply and mail services with Venezuelan Government entities.

Until May 21, 2007, and during the years 2006 and 2005, in the normal course of business, the Company entered into transactions with certain of its previous stockholders and their respective affiliates, which included purchases of inventories, supplies, plant and equipment, technical and administrative assistance and net revenue (expense) related to settlement of international telephone traffic with these affiliates. Transactions for technical and administrative assistance relate to consulting services, support to implement new technologies, strategic planning and analysis, training and personnel services, among others. Also included are salaries, pension, retirement benefits and other benefits for certain executives. The balances of these transactions for the years ended December 31, 2006 and 2005 are shown below:

	2006	2005
Purchase of inventories, supplies, plant and equipment of stockholders’ affiliates	4,557	75,307

Technical and administrative assistance expenses	26,378	27,131

Net (expense) income related to the settlement of international telephone traffic with affiliates	(6,685)	1,754

For the years ended December 31, 2007, 2006 and 2005, the aggregate amount of compensation paid by the Company to all principal directors, alternate directors and executive officers was Bs. 9,480, Bs. 11,419, and Bs. 9,928, respectively, and the aggregate amount accrued by the Company at December 31, 2007 and 2006 to provide pension, retirement or similar benefits for executive officers, pursuant to existing plans, was Bs. 2,618 and Bs. 6,576.

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2007 and 2006

And for the years ended December 31, 2007, 2006 and 2005

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

19.	Commitments and Contingencies

The Company has the following commitments and contingencies:

a) Capital expenditures

The Company’s payment commitments as of December 31, 2007 and 2006 in respect of capital expenditures amount to approximately US$182 million y US$86 million, respectively.

b) Operating leases

The Company leases equipment and real property under operating leases for periods of one year or less. Lease agreements generally include automatic extension clauses for equal terms, unless written termination notification is provided.

The Company’s operating leases expense was Bs. 52,680, Bs. 51,284 and Bs. 42,345 for the years ended December 31, 2007, 2006 and 2005, respectively.

c) Litigation and provision for litigation

The Company is involved in a number of legal and administrative proceedings; the main cases are presented below:

Income tax:

In May 2000 and December 1999, SENIAT notified CANTV and Movilnet of additional tax assessments amounting to Bs. 271,179 and Bs. 26,954, respectively, mainly related to the rejection of investment tax credits used for fiscal years ended December 31, 1994, 1995, 1996 and 1997. SENIAT objected to these credits claiming that telecommunications activities do not qualify as industrial activities. These assessments were appealed before the Tribunal Superior Sexto de lo Contencioso Tributario (Sixth Court of Contentious Matters) and, in the opinion of management and its legal counsel, there is a high probability of a ruling in favor of CANTV and Movilnet. It is important to point out that in 1999 this Court ruled in favor of another telecommunications company. However, that decision was appealed by SENIAT and a final ruling is pending. Based on the opinion of the Company’s management and its legal counsel, no provision has been recorded.

In June 2002 Caveguías was subject to an additional tax assessment by SENIAT of approximately Bs. 44,312. This assessment was in respect of income tax returns for the years ended December 31, 1996, 1997, 1998 and 1999, in which SENIAT objected to the deferral of revenue in respect of the sale of advertising space. The Company appealed these assessments before the Tribunal Superior Octavo de lo Contencioso Tributario (Eighth Court of Contentious Matters). In the opinion of management and its legal counsel, there is a high probability of a favorable decision for Caveguías, accordingly, no accrual or provision has been recorded.

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2007 and 2006

And for the years ended December 31, 2007, 2006 and 2005

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

Value-added tax:

During February 2004, CANTV Telecommunication Centers were subject to additional tax assessments by the tax authorities in two states of the central region of Venezuela. As a result of this assessment, 37 centers received sanctions including fines and were closed for 48 and 72 hours as a result of their non-compliance with certain value added tax matters. Some of the sanctions were effective at that moment while others are currently being appealed. There is a risk for CANTV that Telecommunication Centers could request CANTV to assume some responsibility as business allies for the periods 2001 to 2003. CANTV has set aside a provision for this contingent liability. Based on the opinion of legal counsel handling these proceedings, Company management believes that the provision is reasonable to cover this risk.

In September 2006, SENIAT notified CANTV of additional tax assessments amounting to Bs. 21,551 related to revision of the value added tax paid by CANTV for the periods between January 2002 and December 2003. In October 2006, SENIAT notified CANTV.Net of additional tax assessments amounting to Bs. 3,804 related to revision of the value added tax paid by CANTV.Net for the periods between January 2003 and July 2005. The objections presented by SENIAT to the tax assessments were based on the lack of verification of tax credits. In November 2006 and December 2006, the Company presented administrative appeals of the tax assessments of CANTV and CANTV.Net, respectively. On September 12, 2007, CANTV.Net received the final resolution in respect of the Administrative Summary, which confirmed the tax assessment for Bs. 940 and revoked Bs. 2,497. On October 17, 2007, CANTV.Net presented an administrative appeal against the tax assessment of Bs. 940. On October 31, 2007, CANTV received the final resolution in respect of the Administrative Summary, which partially revoked the tax assessment for Bs. 19,845 and partially confirmed it for Bs. 1,705. On December 5, 2007, CANTV paid Bs. 544, and on January 14, 2008, CANTV presented an administrative appeal of the tax assessment of Bs. 1,161. The administrative appeals are awaiting final decision. Based on the opinion of external legal counsel, considering the documentation submitted to SENIAT by CANTV and CANTV.Net in the administrative appeals, the Company believes that these tax assessments will be decided favorably for the companies; accordingly, no provision has been recorded in respect of these inspection reports.

Telecommunications tax:

In December 2004, CONATEL notified CANTV of inspection reports resulting from their review of tax payments called for by the Telecommunications Law, made by CANTV in 2000 and Movilnet and CANTV.Net for 2000 to 2003. The main concepts objected to by CONATEL in determining the tax base for computation of this tax are the deduction of uncollectible write-offs and discounts granted to customers. In addition, CONATEL objected to Movilnet’s exclusion of net interconnection revenue from the tax base for the Special Telecommunications Tax of Wireless Services. In January 2006, the Company received the final resolution from CONATEL in respect of the Administrative Summary indicating total additional taxes, penalties and interest of Bs. 8,125 for CANTV, Bs. 92,866 for Movilnet and Bs. 667 for CANTV.Net. In February 2006, the Company presented an administrative appeal

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2007 and 2006

And for the years ended December 31, 2007, 2006 and 2005

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

to the tax assessments and was awaiting a formal response from the tax authorities. In December 2006, CONATEL notified CANTV of inspection reports for net taxes of Bs. 6,920 resulting from their review of tax payments called for by the Telecommunications Law, made by CANTV for the periods from January 2001 to December 2003. The main issues objected to by CONATEL in determining the tax base for computation of this tax are the deduction of uncollectible write-offs and discounts granted to customers. Beginning in fiscal year 2007, CANTV, Movilnet and CANTV.Net, changed their view that uncollectible write-offs and discounts granted to customers should be deducted from the tax base for computation of telecommunications taxes. In this respect, beginning January 1, 2007, CANTV, Movilnet and CANTV.Net calculate the tax base for telecommunication taxes including these concepts. As of December 31, 2007, the Company’s management recorded a provision of Bs. 123,443 for this concept. In January and February 2008, the Company paid Bs. 48,074 regarding the taxes objected by CONATEL for the years 2000 to 2003.

Labor lawsuits:

In addition, an important number of other labor-related lawsuits and claims have been made against CANTV for approximately Bs. 567,521 (including inflation adjustment of the lawsuits), most of which are related to special retirement initiatives, employee severance benefits and other benefits related to early retirement. These lawsuits are currently pending and, as of the date of these financial statements, their final outcome is not predictable. CANTV has settled a number of these cases through mediation and negotiation with the parties involved, and is currently in the process of resolving claims and lawsuits filed by former employees to reduce the number of lawsuits against the Company.

Other legal proceedings:

In June 2003, a commercial party introduced an arbitration request before the Centro de Arbitraje de la Cámara de Comercio de Caracas (Caracas Arbitration Center of the Commercial Chamber), claiming damages of Bs. 20,399 due to default by Movilnet in compliance with an agreement. On October 8, 2003, Movilnet responded to these claims and on January 16, 2004, the Arbitration Court convened to hear the case. In September 2004 this Arbitration Center found in favor of the commercial party, and required a payment of Bs. 8,000 by Movilnet, which was paid in January 2005. In October 2005, this commercial party filed a new lawsuit before a Commercial Court for the alleged loss of future income due to default in compliance with the same commercial agreement for Bs. 257,000. This case was sent to the Supreme Court which ruled against the demanding party, due to the existence of an arbitration agreement. On October 24, 2006, this commercial party issued a new lawsuit before the Caracas Arbitration Center of the Commercial Chamber for the alleged loss of future income due to default in compliance with the same commercial agreement for Bs. 38,000. On February 28, 2007 Movilnet responded to the lawsuit. In the opinion of the Company’s management and its legal counsel, this second lawsuit filed by the commercial party has little probability of success; accordingly, no provision has been recorded with respect thereto.

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2007 and 2006

And for the years ended December 31, 2007, 2006 and 2005

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

Management believes that most of these cases and others will be resolved through negotiation and mediation processes, and that the total provision set aside is reasonable as of December 31, 2007 to cover the contingencies considered probable. However, the timing for the utilization of this provision has not been determined.

The Company has recorded the necessary provisions to cover each one of these assessments and lawsuits based on the likelihood of occurrence of them and the possibility of their calculation.

Reconciliation of changes generated during the years ended December 31, 2007 and 2006 of the provision for litigation is as follows:

	2007	2006
Balance at beginning of the period	170,254	134,513
Expense of the period	172,420	43,584
Write-offs and/or payments	(30,889)	(7,843)

Balance at end of the period	311,785	170,254

At the Regular Stockholders’ Meeting held on March 30, 2007, BANDES, indicated that it considered insufficient of the provisions recorded for assessments issued by SENIAT regarding income tax and CONATEL regarding telecommunication taxes.

d) Concessions mandates

Plant modernization is not currently required under the concessions.

The Regulations for Basic Telephony Services require basic telephony service operators to install and maintain public telephone equipment equivalent to 3% of their subscriber base. As of December 31, 2007, the Company has complied with the obligations established in these Regulations.

The guidelines for the market opening in Venezuela (Note 3—Concessions and telecommunications regulation) included certain quality service standards that incorporate minimum and maximum targets. These targets were CONATEL’s basis for issuing the Administrative Ruling on Quality Service applicable to all basic telecommunication services operators. This Administrative Ruling was published in the Official Gazette of Venezuela No. 37,968 on June 28, 2004. As of December 31, 2007, the Company has reasonably complied with the targets established in this Administrative Ruling and has action plans to reach the remaining targets.

e) Other regulations

Since 2004, there have been a number of new laws and related rules issued in Venezuela (Law of Prevention, Conditions and Work Environment; Housing Law; Employment Law; Science, Technology and Innovation Law; Law Against Illicit Traffic of Drugs; Reform of the Labor Law Rules; among others), creating a potential impact on the Company’s financial

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2007 and 2006

And for the years ended December 31, 2007, 2006 and 2005

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

statements. The Company’s management and its internal and external legal counsels are evaluating and analyzing such laws in order to ensure their appropriate application and to record the necessary provisions.

In addition, beginning May 21, 2007, the Company is subject to other legal dispositions applicable to the public sector (Note 24—Legal framework applicable to State-owned companies).

20.	Segment Reporting

The identifiable segments are strategic business units offering different products and services in the telecommunications industry and related services. These segments are managed separately since each business requires different technology and marketing strategies. The Company manages its operations mainly in two business segments: wireline and wireless services. The wireline services segment provides local, domestic and international long distance services, data transmission and other wireline-related services, which are provided by the same group of assets to substantially the same group of customers. The wireless services segment provides nationwide cellular mobile services. Substantially all of the Company’s businesses are conducted in Venezuela and substantially all its assets are located in Venezuela; the Company’s management considers that Venezuela is its only geographic segment.

In January 2005, CANTV and its subsidiary Movilnet signed a five year agreement in which CANTV granted Movilnet a license to use its commercial trademark in exchange for 3% of Movilnet’s gross revenues. In July 2007, this agreement was terminated by mutual agreement between the parties.

Segment results for the years ended December 31, 2007, 2006 and 2005, and assets and liabilities as of December 30, 2007, 2006 and 2005, are shown below:

	2007	2006	2005
Wireline services
Operating revenues
Local services	967,620	922,923	915,147
Domestic long distance	305,856	285,872	296,009
International long distance	146,115	121,961	115,536
Fixed to mobile outgoing calls	993,143	924,457	753,888
Interconnection incoming	142,965	127,978	124,633
Data transmission	2,218,174	1,618,356	1,140,131
Other wireline-related services	546,426	409,827	328,021

Total operating revenue	5,320,299	4,411,374	3,673,365

Intersegment operating revenue	(1,193,289)	(912,141)	(585,566)

Segment operating income (loss) (•)	423,130	589,186	(235,663)

Depreciation and amortization	559,813	571,284	536,199

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2007 and 2006

And for the years ended December 31, 2007, 2006 and 2005

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

	2007	2006	2005
Income tax benefit (provision)	219,102	95,835	222,982

Acquisition of information systems and property, plant and equipment	696,565	444,926	397,896

Assets at the end of the period	7,968,816	7,309,660	5,910,440

Pension and other post-retirement benefit obligations at the end of the year	2,303,189	1,593,838	1,578,698

Liabilities at the end of the period	4,975,386	4,965,998	2,847,976

Wireless services
Operating revenues
Access	229,355	173,853	119,758
Airtime	1,795,708	1,378,241	781,822
Interconnection	781,011	750,936	535,015
Activation	66,066	56,452	42,925
Special services	1,011,902	683,425	383,480
Equipment sales	597,237	573,711	431,169
Other	139,494	91,790	36,826

Total operating income	4,620,773	3,708,408	2,330,995

Intersegment operating revenue	(475,781)	(465,770)	(349,338)

Segment operating income	297,021	290,261	148,970

Depreciation and amortization	405,601	286,788	291,133

Income tax benefit (provision)	34,722	61,352	(12,760)

Acquisition of information systems and property, plant and equipment	742,697	796,786	646,616

Assets at the end of the period	4,267,211	4,400,116	2,456,369

Liabilities at the end of the period	3,484,694	3,595,862	1,972,366

The reconciliation of segment operating revenues, operating income (loss), assets and liabilities to the consolidated financial statements as of December 31, 2007, 2006 and 2005 are shown below:

Reconciliation of operating revenues:

	2007	2006	2005
Reported segments	9,941,072	8,119,782	6,004,360
Other telecommunications-related services	49,204	57,354	20,437
Elimination of intersegment operating revenues	(1,670,660)	(1,379,469)	(936,405)

Total operating revenues	8,319,616	6,797,667	5,088,392

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2007 and 2006

And for the years ended December 31, 2007, 2006 and 2005

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

Reconciliation of operating income (loss):

	2007	2006	2005
Reported segments (•)	720,151	879,447	(86,693)
Other telecommunications-related services	14,568	19,938	534

Total operating income (loss)	734,719	899,385	(86,159)

Reconciliation of assets:

	2007	2006	2005
Reported segments	12,236,027	11,709,776	8,366,809
Elimination of assets	(2,609,669)	(2,993,970)	(1,249,456)
Other telecommunications-related services	173,775	206,401	172,758

Total assets at the end of the period	9,800,133	8,922,207	7,290,111

Reconciliation of liabilities:

	2007	2006	2005
Reported segments	8,460,080	8,561,860	4,820,342
Elimination of liabilities	(2,609,669)	(2,993,970)	(1,248,060)
Other telecommunications-related services	95,917	64,663	48,760

Total liabilities at the end of the period	5,946,328	5,632,553	3,621,042

(•)	Segments reported include Bs. 362,162, Bs. 23,043 and Bs. 694,916 for the years ended December 31, 2007, 2006 and 2005, respectively, related to the expense from the additional pension obligation due to the Supreme Court ruling (Note 15 (b)—Retirement benefits—Pension litigation and Court Ruling).

21.	Exchange Controls

On January 21, 2003, the Venezuelan Government, by means of an agreement with the Central Bank of Venezuela, suspended the trading of foreign currencies in the country for ten business days.

Beginning February 5, 2003, several Exchange Agreements were published set out the rules for the foreign currency administration regime and the exchange rate applicable for transactions set forth in the Exchange Agreements.

The Comisión de Administración de Divisas (CADIVI) (the Commission for the Administration of Foreign Currency) is created, and it will coordinate, manage, control and establish the requirements, procedures and restrictions for the execution of the Exchange Agreements. CADIVI has issued several rulings related to the registration, guidelines, requirements and conditions related to the foreign currency administration regime.

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2007 and 2006

And for the years ended December 31, 2007, 2006 and 2005

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

On May 21, 2007, the Venezuelan Government assumed operating control of the Company, when it acquired ownership of 86.2% of CANTV’s shares (Note 13 (a)—Stockholders’ Equity—Capital stock). Beginning on that date, the Company is subject to Rulings No. 44 and No. 46, which establish the requirements, controls and procedures for the acquisition of foreign currency for public sector purposes, including importation of goods and services, payment of contracts for construction or services, and other payments by the public sector not includes in the Exchange Agreements.

In addition, the Exchange Agreements establish that public sector entities are allowed to maintain foreign exchange currency deposits in accounts abroad, as long as they are authorized by the Central Bank of Venezuela, for payments of obligations related to importation of goods and services required for their operations. These deposits of foreign currency in accounts abroad must only be used to pay obligations denominated in foreign currency and payable abroad, and any excess over the amounts authorized by the Central Bank of Venezuela must be sold to the Central Bank of Venezuela, unless they are duly justified. The maximum amount authorized by the Central Bank of Venezuela for the Company is a monthly average of US$63.36 million.

The different official exchange rates set under the exchange control regime since it was established area as follows:

a)	On February 5, 2003, the exchange rate was set at Bs. 1,596.20/US$1 for purchase and Bs. 1,600/US$1 for sale.

b)	On February 9, 2004, the exchange rate was set at Bs. 1,915.20/US$1 for purchase and Bs. 1,920/US$1 for sale.

c)	On March 2, 2005, the exchange rate was set at Bs. 2,144.60/US$1 for purchase and Bs. 2,150/US$1 for sale.

As of December 31, 2007, the Company had applied to CADIVI for a total of US$3,646.9 million since the implementation of the current exchange controls regime in February 2003. As of December 31, 2007, CADIVI has approved US$3,468.9 million, of which US$3,204.5 million have been received.

The Company continues to implement the necessary procedures to comply with the requirements of CADIVI for requests for additional foreign currency.

The Amendment of the Illicit Foreign Exchange Conversion Law became effective on January 28, 2008. Like the Illicit Foreign Exchange Conversion Law issued in 2004, the amended law establishes that any demand, offer, purchase or sale of U.S. dollars in violation of the requirements of CADIVI is considered illegal. Goods and services exporters are obligated to sell to the Central Bank of Venezuela any foreign currency representing gains from

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2007 and 2006

And for the years ended December 31, 2007, 2006 and 2005

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

commercial transactions, and imports and exports in excess of US$10,000 must be declared to CADIVI. Transactions in ADSs and Venezuelan Government dollar-denominated bonds subscribed to in local currency are exempt. The Law prohibits the offering, announcement or disclosure of financial or trading information relating to non-official exchange rates, in written, audiovisual, radioelectric, electronic or other form. In addition, all commercial establishments must visibly display in their stores a notice indicating the goods and services acquired through the authorized foreign currency regime at the official exchange rate. Violators will be subject to fines equal to two or three times the total amount of the transaction, seizure of the subject foreign currency and incarceration ranging from two to seven years and fines ranging from 500 tax units to 1,000 tax units for failure to comply with the law.

22.	Enabling Law

On February 1, 2007, a law was published in Official Gazette N° 38.617 authorizing the President of the Republic, in a Cabinet Meeting, to issue Decrees with the Rank, Validity and Status of Law (“Decretos con Rango, Valor y Fuerza de Ley”) (Decrees with Status of Law) (the Enabling Law), on matters delegated pursuant to the Enabling Law in accordance with the Constitution of the Bolivarian Republic of Venezuela. The President of the Republic has the power to legislate through Decrees with Status of Law under the Enabling Law for a term of 18 months from the date of publication of the law, in 11 delegated areas, including economic welfare, finance and tax, among others. As of March 10, 2008, the potential effects of the Decrees with Status of Law that may be issued under the Enabling Law on future fiscal periods are unknown.

23.	Monetary Conversion Law

On March 6, 2007, as published in the Official Gazette of Venezuela No. 38.638, the President of the Republic approved a Decree with Status of Law regarding monetary conversion (the Monetary Conversion Law). Beginning January 1, 2008, the Monetary Conversion Law establishes a system whereby the current monetary unit, the “Bolivar” (Bs.), will be replaced by a new unit, the “Bolívar Fuerte” (Strong Bolivar) (Bs.F.) which is the equivalent of Bs. 1,000.00. The Decree with Status of Law establishes that beginning on such date, all prices of goods and services, salaries, pensions, debt, payment obligations, taxes, stock quotes in exchange markets, exchange rates, rates and tariffs, amounts contained in financial statements or any other accounting documents and, in general, any or reference expressed in local currency will be expressed in the new currency.

On June 6, 2007, the Central Bank of Venezuela issued Resolution No. 01-06-02 relating to the Rules for Monetary Conversion and Rounding, published in the Official Gazette of Venezuela No. 38.711. This resolution establishes, among other matters, that financial statements that are for periods ended before January 1, 2008 but that will be approved after such date, must be prepared and presented in current Bs. as of December 31, 2007. In addition, for comparison with future periods, the amounts stated in such financial statements must be converted into Bs.F. using the equivalency established under the new law.

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2007 and 2006

And for the years ended December 31, 2007, 2006 and 2005

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

24.	Legal Framework Applicable to State-Owned Companies

On May 21, 2007, the Venezuelan Government assumed operating control of the Company when it acquired ownership of 86.2% of the capital stock of the Company (Note 13 (a) - Stockholders’ Equity - Capital stock). Beginning on that date, the Company is subject to the legal dispositions applicable to decentralized entities in the public sector, such as:

Public Administration Organic Law

The purpose of this law is to establish the principles and guidelines governing the organization and operations of the Public Administration; the National Public Administration and decentralized administration; to regulate performance commitments; to create structures to promote the participation in and control over public policy and results; and to establish the basic rules for public archives and registries.

Under this law, the Ministry of the Popular Power for Finance is required to keep a registry of the equity ownerships structure of Venezuelan Government-owned companies and to submit this information semi-annually to the corresponding Commission of the Venezuelan National Assembly within 30 days before the beginning of the next six-month period.

In addition, the Ministry of the Popular Power for Planning and Development is required to determine performance indicators for the management of government-owned companies such, and will establish the subscription of performance commitments with the Ministry of the Popular Power for Telecommunications and Information Technology, as governing body of the Company.

In addition, the Company must inform the Ministry of the Popular Power for Telecommunications and Information Technology of any subscription of an equity interest in the Company and of its financial results and submit relevant performance and other reports to the Ministry of the Popular Power for Telecommunications and Information Technology, as its governing body.

Partial Amendment of the Organic Law of Financial Administration of the Public Sector and its Regulations

Under this law, the governmental entities at the highest level must approve the annual performance budgets of CANTV and its subsidiaries, which must be submitted to the Oficina Nacional de Presupuesto (ONAPRE) (the National Budgeting Office), through the Ministry of the Popular Power for Telecommunications and Information Technology, before September 30 of each fiscal year. In addition, CANTV is required to submit any information required by ONAPRE and to comply with its rules and technical requirements. CANTV must also submit the financial statements and accounting information required by the Oficina Nacional de Contabilidad Pública (ONCOP) (the National Office of Public Accounting), thereby adjusting its accounting procedures to the Sistema de Contabilidad Pública (Public Accounting System), the unified and integrated system for all Venezuelan Government entities.

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2007 and 2006

And for the years ended December 31, 2007, 2006 and 2005

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

The budget must be prepared in accordance with instructions issued by ONAPRE, taking into account the national plans developed within the general framework of the Plan de Desarrollo Económico y Social de la Nación (the Nation’s Plan for Economic and Social Development), the annual policy agreement, the guidelines for national development and the Multiannual Budget Framework Law, and it must contain the policies, strategic objectives, products and indicators in the Plan Operativo Anual (Annual Operating Plan).

The Company must also coordinate the timing of the physical and financial execution of its budget financial resources and expenses with the preparation of its budget proposal, pursuant to the sub-periods, rules and procedures established by ONAPRE.

Organic Law for Planning

This law establishes the basis and guidelines for the preparation, practicability, improvement and organization of planning at different levels of the government.

The Company must submit information regarding its programs, projects and actions to be developed during the relevant fiscal year to the Ministry of the Popular Power for Telecommunications and Information Technology, which as its governing body will inform the Ministry of the Popular Power for the Planning and Development, to fulfill planning requirements and ensure compliance with the law.

Organic Law of the General Controller of the Republic and National System of Tax Control

The Company is subject to the control, oversight and fiscal review of the General Controller of the Republic, and must comply with the internal and external control rules established by this law. Violations of this law by actions, events or omissions that cause damage to the national wealth will result in liability on the part of management.

The Company is required to assign an internal auditor in accordance in accordance with the open competition procedures established in the Rules for Open Competition for the Designation of District and Municipal Controllers, and Internal Auditors of Organisms of the Public Sector of the Nation, States, Districts and Municipalities and Decentralized Entities.

When public administrators or those who manage or have custody of public assets or funds leave office, they must comply with the Standards Governing the Delivery of Organisms and Entities of the Public Administration and their respective Offices or Dependencies.

Anti-Corruption Law

The provisions of this law are designed to preserve public ethics and administrative morals and prevent corruption by establishing legal rules in specific areas and circumstances. The objective is to prevent corruption and safeguard the national patrimony through moral principles (honesty, transparency, participation, efficiency, efficacy, legality, accountability and responsibility.

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2007 and 2006

And for the years ended December 31, 2007, 2006 and 2005

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

Under the Anti-Corruption Law, members of the Board of Directors of companies owned by the Venezuelan Government are considered public officials and as such are subject to liability under this law and the Organic Law of the General Controller of the Republic and National System of Tax Control. The same is true for persons who perform management, supervisory, control and auditing functions; voting members of committees for purchasing, bidding, contracts and donations; and those who are authorized to transfer funds from the Company’s bank accounts.

A violation of this law will constitute a crime against the public and will be sanctioned in accordance with the Law.

Partial Amendment of the Bidding Law and its Regulations

This law establishes the rules that must be applied in the selection of contractors or suppliers for construction projects, purchase of property, and supply of services to the Company (other than professional and labor-related services).

The Company must establish a Bidding Commission and modify its internal rules for the selection of contractors and suppliers which must include rules to govern the authority of the internal organization to perform bidding processes.

The Company must take the necessary steps to maximize use of goods and services made by small and medium-sized domestic producers, as well as to establish conditions to promote national development through licenses for technology uses.

Organic Law that Regulates the Transfer of Assets of the Public Sector not Subject to Basic Industries and the related rules

The Company must apply these rules to dispose of all goods or assets that are not necessary to meet its objectives, as well as those that have been dismantled or are obsolete or damaged.

A request for authorization to transfer goods or assets of the public sector must be made before the Comisión para la Enajenación de Bienes del Sector Público no Afectos a las Industrias Básicas (CENBISP) (Commission for the Transfer of Goods of the Public Sector not Subject to Basic Industries), governed by the Ministry of the Popular Power for Finance, through the Technical Secretariat.

The base price for the transfer of the property of the Republic will be determined by CENBISP, taking into account the information submitted by the respective entities or organisms or by any other factors determined by CENBISP. The officials at the highest level of the public entity must submit a periodic report of the status and condition of the assets it owns.

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2007 and 2006

And for the years ended December 31, 2007, 2006 and 2005

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

Organic Law of the Attorney General of the Republic

This law establishes that the Company must notify the Attorney General of the Republic of lawsuits against CANTV and its subsidiaries, in the event that they could affect the direct or indirect interests of the Republic or the rendering of public services, or in the case of labor lawsuits.

This law also establishes that the Company’s contracts with its legal advisors must be approved by the Attorney General of the Republic, in accordance with applicable rules.

As of March 10, 2008, the Company is adapting its processes and systems to comply with the requirements of the new applicable legal framework.

25.	Adoption of International Financial Reporting Standards (IFRS) by the Venezuelan Federation of Public Accountants (FCCPV)

In January 2004, the FCCPV decided to adopt IFRS and its interpretations, issued by the International Accounting Standard Board (IASB).

In August 2006, the FCCPV resolved that the adoption date of these standards would be:

•

For all entities, except for those that offer securities to the public, and those that qualify as small and medium-sized entities, the initial adoption date will be the close of the fiscal year ended December 31, 2008, or the close of the immediately following fiscal period.

•	For small and medium-sized entities, the initial adoption date will be the close of the fiscal year ended December 31, 2010, or the close of the immediately following fiscal period.

•	For entities that offer securities to the public, the initial adoption date will be established by the CNV, the regulatory body of public companies.

In December 2007, the FCCPV published the following three IFRS Adoption Bulletins (Adoption Bulletin VEN-IFRS):

•

Adoption Bulletin VEN-IFRS No. 0 (Framework for the adoption of International Financial Reporting Standards): revokes, beginning in 2008 for large enterprises and in 2010 for small and medium-sized entities, the former Venezuelan Statement of Accounting Principles and Technical Publications. It establishes that the Venezuelan generally accepted accounting principles will be designated by the symbol VEN-IFRS. It prohibits the application of IFRS 1 “First-time adoption of IFRS” and indicates that the Adoption Bulletin VEN-IFRS shall come into effect by applying the changes in accounting policies established in International Accounting Standard No. 8 (IAS 8). This would require the retroactive recognition of the new accounting policies. It also indicates the specific IFRS, IAS and interpretations of these standards that should be used as the standards approved by the FCCPV for VEN-IFRS purposes. In the future, new Adoption Bulletin VEN-IFRS will be issued to adapt IFRS to Venezuela’s situation. This bulletin is an exposure draft for public comment and therefore has not been approved.

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2007 and 2006

And for the years ended December 31, 2007, 2006 and 2005

(Amounts are expressed in millions of Venezuelan bolivars, unless otherwise indicated)

•

Adoption Bulletin VEN-IFRS No. 1 (Definition of small and medium-sized entities): this standard establishes the factors to be considered to determine whether an entity is to be classified as a large or a medium-sized of small entity.

•

Adoption Bulletin VEN-IFRS No. 2 (Criteria for the application of International Accounting Standard No. 29 “Financial reporting in hyperinflationary economies” (IAS 29) in Venezuela): this standard would require that under VEN-IFRS, inflation should be recognized in the financial statements if the year inflation is more than one digit. Inflation recognition would be done in accordance with IAS 29. This bulletin is an exposure draft for public comment and therefore has not been approved.

During 2005, the Company adopted IFRS (Note 2 (a)—Summary of significant accounting principles and policies—Basis of presentation) which are different from VEN-IFRS; therefore, the Company is currently analyzing the possible effects that the decisions of the FCCPV could have on the consolidated financial statements. However, until the FCCPV approves the final plan for IFRS adoption, and the CNV issues a statement regarding this plan, it is not possible to determine the potential effects.

26.	Subsequent Events

Dividend proposal

On March 10, 2008, CANTV’s Board of Directors approved an ordinary dividend of Bs. 757.14 (equivalent to Bs.F. 0.75714) per share that will be presented for the approval of the Stockholders’ Meeting to be held on March 31, 2008.

Additionally, on March 10, 2008, CANTV’s Board of Directors approved an extraordinary dividend of Bs. 127.04 (equivalent to Bs.F. 0.12704) per share that will be presented for the approval of the Stockholders’ Meeting to be held on March 31, 2008.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPAÑIA ANONIMA NACIONAL
TELEFONOS DE VENEZUELA, (CANTV)

By:	/s/ Alexander Sarmiento
Alexander Sarmiento
Interim Chief Financial Officer

Date: March 26, 2008